Exhibit 99.3

AKARI THERAPEUTICS, PLC

ANNUAL REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED

31 DECEMBER 2022

Registered in England and Wales, number: 05252842

AKARI THERAPEUTICS PLC

CONSOLIDATED ANNUAL REPORT AND FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2022

CONTENTS	Page

Officers and professional advisers	1

Directors’ report	2-5

Strategic Report	6-12

Director’s Remuneration Report	13-29

Independent Auditor’s report to the shareholders of Akari Therapeutics Plc	30-34

Consolidated statement of comprehensive loss	35

Consolidated statement of financial position	36

Parent company statement of financial position	37

Consolidated statement of changes in equity	38

Parent company statement of changes in equity	39

Consolidated statement of cash flows	40

Parent company statement of cash flows	41

Notes to the report and financial statements	42-60

AKARI THERAPEUTICS PLC

OFFICERS AND PROFESSIONAL ADVISERS

FOR THE YEAR ENDED 31 DECEMBER 2022

Directors	R Prudo-Chlebosz
J Hill
S Ungar
D Byrne
D Williams
M Grissinger
R Jacques

Secretary	Prism Cosec Limited

Registered Office
Highdown House,
Yeoman Way,
Worthing,
West Sussex
BN99 3HH

Independent Auditors	Haysmacintyre LLP
10 Queen Street Place
London
EC4R 1AG

Unless the context otherwise requires, all references to “Akari,” “we,” “us,” “our,” the “Company”, the “Group” and similar designations refer to Akari Therapeutics, Plc and its subsidiaries. All references to “parent company” refer to Akari Therapeutics, Plc excluding its subsidiaries.

AKARI THERAPEUTICS PLC

DIRECTORS’ REPORT

FOR THE YEAR ENDED 31 DECEMBER 2022

The directors of the Company (“Directors”) present their report and the audited financial statements for the year ended 31 December 2022.

The Company has chosen, in accordance with section 414C(11) of the Companies Act 2006, to include in its strategic report the following matters that would otherwise be required to be disclosed in this Directors’ report: information on material financial instruments; information on research and development activities; and an indication of likely future developments in the business of the Company.

PRINCIPAL ACTIVITY

The principal activity of the Group is developing advanced therapies for autoimmune and inflammatory diseases involving the complement (C5) and leukotriene (LTB4) pathways. Each of these systems has scientifically well-supported causative roles in the diseases the Company is targeting. Management believes that blocking early mediators of inflammation will prevent initiation and continual amplification of the processes that cause certain diseases. The Group’s activities since inception have consisted of performing research and development activities and raising capital.

DIRECTORS

The Directors who served the Company during the year and up to the date of signing the Annual Report were as follows:

R Prudo-Chlebosz

R Jacques (appointed 28 March 2022)

J Hill

S Ungar

D Byrne

D Williams

M Grissinger

P Feldschreiber (resigned 3 June 2022)

C Richardson (resigned 28 March 2022)

DIRECTORS’ INDEMNITY

The Company’s Articles of Association provide, subject to the provisions of UK legislation, an indemnity for directors and officers of the Company in respect of liabilities they may incur in the discharge of their duties or in the exercise of their powers, including any liabilities relating to the defence of any proceedings brought against them which relate to anything done or omitted, or alleged to have been done or omitted, by them as officers or employees of the Company.

Appropriate directors and officer’s liability insurance cover is in place in respect of all Company directors.

AKARI THERAPEUTICS PLC

DIRECTORS’ REPORT

FOR THE YEAR ENDED 31 DECEMBER 2022

ENVIRONMENTAL DISCLOSURES

We are a group with a small number of employees. We have serviced offices and we currently outsource our research, development, testing and manufacturing activities. As a result, the group itself consumed 40,000 kWh of energy or less during the year ended 31 December 2022. For this reason, no disclosures concerning greenhouse gas emissions, energy consumption and energy efficiency action are made under the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008.

The Group does not currently have a formal Environmental, Social and Governance (ESG) policy, and for this reason this annual report will not contain such information.

AUDITORS

Haysmacintyre LLP have indicated their willingness to continue in office as auditor for another year. In accordance with section 489 of the Companies Act 2006, a resolution proposing that Haysmacintyre LLP be reappointed as auditors of the Company will be put to the Annual General Meeting.

SUBSTANTIAL SHAREHOLDERS

On 31 December 2022 the following shareholders held an interest of 3% or more of the ordinary share capital of the Company:

	Ordinary shares of $0.0001	% of issued share capital
Ray Prudo (1)	1,095,916,200	14.7%
PranaBio Investments, LLC (2)	562,329,900	7.6%
Sabby Volatility Warrant Master Fund, Ltd. (3)	366,833,900	4.9%
Armistice Capital Fund, Ltd. (4)	347,000,000	4.7%

(1)	Represents the entire holdings of RPC Pharma Limited, Praxis Trustees Limited As trustee of The Sonic Healthcare Holding Company and Dr. Ray Prudo. The principal business office of RPC Pharma Limited is c/o Landmark Fiduciare (Suisse) SA, 6 Place des Eaux-Vives, P.O. Box 3461, Geneva, V8 1211, Switzerland. Dr. Ray Prudo has voting and dispositive control over the ordinary shares held by RPC Pharma Limited and owns approximately 67.8% of RPC’s outstanding shares (including option grants), including 10.6% of RPC’s outstanding shares held in trust for Dr. Ungar. Dr. Prudo disclaims beneficial ownership except to the extent of his actual pecuniary interest in such shares.
(2)	Represents the holdings of Pranabio Investments, LLC as reported on Form 13-G. Pranabio Investments, LLC is a Texas limited liability company. Samir R. Patel is the managing member and has sole voting and investment power with respect to the shares.
(3)	Represents the holdings of Sabby Volatility Warrant Master Fund, Ltd.
(4)	Represents the holdings of Armistice Capital Fund, Ltd.

As at 31 December 2022 no other person had reported an interest of 3% or more in the Company’s ordinary shares.

AKARI THERAPEUTICS PLC

DIRECTORS’ REPORT

FOR THE YEAR ENDED 31 DECEMBER 2022

CORPORATE GOVERNANCE

The Group is not required to implement the provisions of the UK Corporate Governance Code (the “Code”).

Regular Board of Directors meetings are held. The Board of Directors meets regularly and is responsible for overseeing management, formulating strategy and monitoring the Group’s performance.

GOING CONCERN

The Group meets its day-to-day working capital requirements through funding. In assessing the Company’s ability to continue as a going concern, Management has prepared financial forecasts covering at least the next twelve months from the date of approval of the financial statements.

The Group’s forecast and projections, show that at present, the Group has insufficient working capital to fulfil its current business plan covering the next twelve months without the Group raising additional capital.

The Group plans to raise additional funds from equity or debt financings or other sources, such as strategic partnerships, alliance and/or licensing arrangements, U.S. government grants and in the long-term, proceeds from the sale of commercial products. Additional funds may be raised from existing investors who are committed to the Group’s long-term success. In management’s assessment, the Group’s ability to raise capital from other fundraising sources could extend the Group’s ability to fund operations for at least the next twelve months without any subsequent adjustment to the preliminary forecast. The Group currently intends to also pursue other external fundraising sources within the fiscal year 2023, although securing such fundraising in general is subject to uncertainty.

Therefore, based on the commitment to date from existing investors to provide additional funding, and the ability to reduce both research and development, and other administrative expenditure costs significantly if so required, management believes the Group’s financial prospects are sufficient to fund future operations for at least the next twelve months.

Ultimately, the Group will require additional capital in order to develop and commercialise our current product candidates or any product candidates that we acquire, if any, particularly for the period beyond the next twelve months. There can be no assurance that additional funds will be available when we need them on terms that are acceptable to us, or at all. If adequate funds are not available on a timely basis, we may be required to terminate or delay development for one or more of our product candidates.

These matters indicate the existence of conditions that give rise to a material uncertainty (specifically, the reliance on fundraising, which is not guaranteed, to facilitate the Group’s operating activities) which may cast significant doubt on the Group’s ability to continue as a going concern. Notwithstanding these uncertainties, the Directors have concluded that there is a reasonable expectation that the Group has the ability to continue to raise such funding and therefore consider it appropriate to prepare the financial statements on a going concern basis. The financial statements do not include any adjustments to the carrying amounts and classifications of assets and liabilities that would result if the Group was unable to continue as a going concern.

SUBSEQUENT EVENTS

Events occurring after the year end and required to be disclosed are detailed in note 18 of the notes to the financial statements.

STATEMENT OF DIRECTORS’ RESPONSIBILITIES

The Directors are responsible for preparing the Annual Report and the financial statements in accordance with applicable laws and regulations.

Company law requires the directors to prepare Group and Parent company financial statements for each financial year. Under that law the directors have elected to prepare the Group and Parent company financial statements in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the United Kingdom. Under company law the directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the state of affairs of the Group and the Company and their profit or loss for that period.

The financial statements are required by law and IFRS as adopted by the United Kingdom to present fairly the financial position and performance of the Group.

AKARI THERAPEUTICS PLC

DIRECTORS’ REPORT

FOR THE YEAR ENDED 31 DECEMBER 2022

In preparing these financial statements the directors are required to:

•	select suitable accounting policies and then apply them consistently;
•	make judgements and accounting estimates that are reasonable and prudent;
•	state whether they have been prepared in accordance with IFRS as adopted by the United Kingdom subject to any material departures disclosed and explained in the financial statements; and
•	prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group and the parent company will continue in business.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Group and Parent company and to enable them to ensure that the financial statements comply with the Companies Act 2006 and Article 4 of the IAS Regulation. They have general responsibility for taking such steps as are reasonably open to safeguard the assets of the Group and Parent company and to prevent and detect fraud and other irregularities.

The directors consider that the Annual Report, taken as a whole, is fair, balanced and understandable and provides the information necessary for shareholders to assess the Group’s performance, business model and strategy.

DISCLOSURE OF INFORMATION TO AUDITORS

Each of the directors at the time the report is approved confirms that, as at that time:

•	so far as the director is aware, there is no relevant audit information of which the Company’s auditors are unaware; and
•	the director has taken all steps that they ought to have taken as a director to make themselves aware of any relevant audit information and to establish that the Company’s auditors are aware of that information.

This report was approved by the board on 5 June 2023 and signed on its behalf.

Rachelle Jacques
Director and Chief Executive Officer

AKARI THERAPEUTICS PLC

STRATEGIC REPORT

FOR THE YEAR ENDED 31 DECEMBER 2022

REVIEW OF BUSINESS

The Group is a clinical-stage biotechnology company focused on developing advanced therapies for autoimmune and inflammatory diseases involving the complement (C5) and leukotriene (LTB4) pathways. Each of these pathways has scientifically well-supported causative roles in the diseases the Group is targeting. Management believes that blocking early mediators of inflammation will prevent initiation and continual amplification of the processes that cause certain diseases.

The Group’s lead product candidate, nomacopan, is a recombinant small protein derived from a protein originally discovered in the saliva of the Ornithodoros moubata tick, which modulates the host immune system to allow the parasite to feed without alerting the host to its presence or provoking an immune response. Nomacopan is a second-generation complement inhibitor which acts on complement component-C5, preventing release of C5a and formation of C5b–9 (also known as the membrane attack complex, or MAC), and independently and specifically also inhibits leukotriene B4, or LTB4, activity, both elements that are often co-located as part of the immune/inflammatory response. The importance of nomacopan’s dual inhibitory action is therefore twofold. First, it can prevent inflammatory and prothrombotic activities of two key pathways, and second, the pathways can be independently activated. Additionally, nomacopan’s bio-physical properties allow it to be potentially used in a variety of formulations, including subcutaneous, intravenous, topical to eye, inhaled and intravitreous routes of administration.

Nomacopan is a recombinant small protein (16,769 Da) derived from a protein originally discovered in the saliva of the Ornithodoros moubata tick, where it modulates the host immune system to allow the parasite to feed without alerting the host to the ticks presence or provoking an immune response.

Nomacopan has received orphan drug designation from the U.S. Food and Drug Administration, or the FDA, for use in HSCT-TMA, PNH, GBS and BP, and the European Medicines Agency, or the EMA, for PNH, GBS and BP (each as defined below). Orphan drug designation provides us with certain benefits and incentives, including a period of marketing exclusivity if marketing authorization of the drug is ultimately received for the designated indication. The receipt of orphan drug designation status does not change the regulatory requirements or process for obtaining marketing approval and the designation does not mean that marketing approval will be received.

The Group has received Fast Track designation from the FDA for the investigation of nomacopan for the treatment of pediatric HSCT-TMA and for the treatment of PNH in patients who have polymorphisms conferring Soliris® (eculizumab) resistance and the treatment of BP. The Fast Track program was created by the FDA to facilitate the development and expedite the review of new drugs which show promise in treating a serious or life-threatening disease and address an unmet medical need. Drugs with Fast Track designation may also qualify for priority review to expedite the FDA review process, if relevant criteria are met. The Group has also received Rare Pediatric Disease Designation from the FDA for the treatment of pediatric HSCT-TMA. The Rare Pediatric Disease Designation is a recognition of the significant need that exists for approved treatments in rare pediatric diseases and is intended to encourage development of these treatments. Under this program, a sponsor who receives an approval of a new drug application or biologics license application for a rare pediatric disease may be eligible for a Priority Review Voucher, which is received concurrently with marketing approval.

The Group’s clinical targets for nomacopan are autoimmune and inflammatory diseases where the inhibition of both C5 and LTB4 are implicated, including pediatric HSCT-TMA. Additionally, the Group has a pre-clinical program developing long-acting PASylated-nomacopan (PAS-nomacopan) for treatment of geographic atrophy (GA) secondary to dry age-related macular degeneration (dry AMD).

AKARI THERAPEUTICS PLC

STRATEGIC REPORT

FOR THE YEAR ENDED 31 DECEMBER 2022

RESULTS AND DIVIDENDS

Research and development expenses for the year ended 31 December 2022 were approximately $10,816,000 (2021: $12,200,000). The change was the net impact of multiple factors. The Group’s research and development expenses increased due to the receipt of a lower tax credit in 2022 as compared to 2021 and increased maintenance and renewal costs for its patents. These increases were partially offset by decreases in staffing costs and decreases in clinical trial costs resulting from the Group’s decision to close the BP trial in August 2022.

Administrative expenses for the year ended 31 December 2022 were approximately $13,075,000 (2021: $8,274,000). This $4,801,000 increase was primarily due to increases in the following areas: (i) $2,429,000 in payroll, sign-on incentives and stock-based compensation relating to new executives, including our CEO and COO, severance relating to our former CEO, and recruiting costs; (ii) $1,704,000 of issuance costs related to the September 2022 registered offering that were expensed due to liability classification for the September 2022 warrants; (iii) $655,000 in consulting fees including outsourced services, strategic and expert advisors, communications / investor relations, and compliance; and (iv) $150,700 in insurance expenses.

Net cash used in operating activities for the year ended 31 December 2022 was approximately $21,504,000 (2021: $18,847,000). Net cash flow used in operating activities was primarily attributed to ongoing research activities to support nomacopan, including manufacturing, clinical trial and preclinical activities, as well as administrative expenses and the change in fair value of the warrants issued in September 2022, which have been classified as liabilities.

Net cash generated from financing activities was approximately $25,288,000 (2021: $14,293,000).

Cash and cash equivalents increased to approximately $13,250,000 at 31 December 2022 (2021: $9,361,000).

The Group made a loss of approximately $17,011,000 (2021: $17,702,000). The loss for the Group is in line with the expected performance and the Directors are satisfied with the results for the year.

No dividends were paid during the year (2021: $Nil) and the Directors do not propose a final dividend.

PRINCIPAL RISKS AND UNCERTAINTIES

Financing

The Group requires additional funding to continue its future operations and planned research and development activities. The Directors recognise that the Group may not be able to obtain financing on favourable terms and the terms of the Group’s finance arrangements may be dilutive. The Group may also seek additional funding through partnership arrangements with collaborators and other third parties. These types of arrangements may require the Group to relinquish rights to internally developed technology, product candidates or products. If the Group is unable to obtain additional funding on a timely basis, the Group may be required to curtail or terminate some or all of its research or development programs, including some or all of its product candidates. The Group’s future is dependent upon its ability to obtain financing in the future.

The Group plans to raise additional funds through equity or debt financings or other sources, such as strategic partnerships, alliance and/or licensing arrangements and government grants. There can be no assurance that additional funds will be available when the Group needs them on terms that are acceptable, or at all.

Clinical development stage

The Company is a clinical development stage Group with limited history of trading on which future projections can be based. There is no guarantee that the Group will succeed in growing its current business or that the Group will be able to provide or maintain sufficient resources required for operations in the development and introduction of its products. It is not unusual that clinical development stage companies fail to achieve their business plans due to lack of being able to estimate the speed of new market entrants and the costs associated with entering markets and obtaining market share.

AKARI THERAPEUTICS PLC

STRATEGIC REPORT

FOR THE YEAR ENDED 31 DECEMBER 2022

PRINCIPAL RISKS AND UNCERTAINTIES (continued)

Drug development

The Group’s drug development activities are complex, and all of the product candidates are in clinical development with a significant risk of failure. It is impossible to predict when or if any of the product candidates will prove effective or safe in humans and/or will receive regulatory approval.

Further common challenges for similar companies and the Group is to:

•	Find a stable active product or formulation without extensive clinical trials and substantial additional costs or create adequate assays for the products for formulations or clinical testing purposes;
•	Manufacture, and/or formulate sufficient amounts of its product candidates or upscale or optimise such synthesis so as to enable efficient production of scale;
•	Find safe and effective doses for its product candidates without extensive clinical trials and substantial additional costs;
•	Obtain sufficient supply or quality of product candidates supply or materials to produce product candidates or other materials necessary to conduct clinical trials; and
•	Establish manufacturing capabilities or enter into agreements with third parties to supply materials in a timely fashion to make product candidates, or manufacture clinical trial drug supplies.

Departure of and search for executive officers

The Group’s success depends upon the continued service and performance of our senior management and other key personnel. The loss of the services of these personnel could delay or prevent the successful completion of our planned clinical trials or the commercialization of our therapeutic candidates or otherwise affect our ability to manage our company effectively and to carry out our business plan. The Group does not maintain key-man life insurance. Although the Group has entered into employment agreements with all the members of its senior management team, members of its senior management team may resign at any time. High demand exists for senior management and other key personnel in the biopharmaceutical industry. There can be no assurance that the Group will be able to continue to attract and retain such personnel.

Dr. Torsten Hombeck was appointed to serve as the Company’s Chief Financial Officer in June 2020. Rachelle Jacques was appointed President and Chief Executive Officer and member of the Company’s board on March 28, 2022, and in a planned transition, replaced Clive Richardson who was appointed to serve as the Company’s Chief Executive Officer in May 2018. Torsten Hombeck resigned as Chief Financial Officer in May 2023.

Market acceptance

The Group is not guaranteed that any of its product candidates will gain market acceptance amongst physicians, patients, healthcare providers, pharmaceutical companies or other customers.

The Group’s clinical trials in humans may show that the doses selected based on screening, animal testing or clinical trials do not achieve the desired therapeutic result in humans, or achieve these results only in a small part of the population. The U.S. Food and Drug Administration (“FDA”) or other regulatory agencies in the United States and foreign jurisdictions may determine that these clinical trials do not support the Group’s conclusion. The Group may be required to conduct additional clinical studies and provide more evidence substantiating the safety and efficacy of the doses selected in a significant patient population.

AKARI THERAPEUTICS PLC

STRATEGIC REPORT

FOR THE YEAR ENDED 31 DECEMBER 2022

PRINCIPAL RISKS AND UNCERTAINTIES (continued)

Intense competition from larger competitors

Many companies, universities and research organisations developing product candidates have greater resources and significantly greater experience in financial, research and development, manufacturing, marketing, sales, distribution and technical regulatory matters than the Group has. These competitors could commence and complete clinical testing of their products, obtain regulatory approval, and begin commercial-scale manufacturing of their products faster than the Group is able to, thus resulting in a situation whereby the Group may not be able to commercialise its product candidates or achieve a competitive position in the market.

Product liability exposure

The Group faces exposure to product liability and other claims if its product candidates, products or processes are alleged to have caused harm. These risks are inherent in testing, manufacturing, and marketing human therapeutic products. If the Group is sued for any injury caused by its products, product candidates or processes, the Group’s liability could exceed its product liability insurance coverage and its total assets. Claims against the Group, regardless of their merit or potential outcome, may also generate negative publicity or damage the Group’s ability to obtain physician endorsement of its products or expand its business.

Intellectual property

The Group may be unable to protect the intellectual property relating to its product candidates, or if it infringes the rights of others, its ability to successfully commercialise its product candidates may be harmed. The Group owns or hold licenses to a number of issued patents (foreign and foreign counterparts) and pending patent applications. The Group’s success depends in part on its ability to obtain patent protection both in the United States and in other territories for its product candidates, as well as the methods for treating patients in the product indications using these product candidates. The Group’s ability to protect its product candidates from unauthorised or infringing use by third parties depends in substantial part on its ability to obtain and maintain valid and enforceable patents. Due to evolving legal standards relating to the patentability, validity and enforceability of patents covering pharmaceutical inventions and the scope of claims made under these patents, the Group’s ability to obtain, maintain and enforce patents is uncertain and involves complex legal and factual questions. Even if the Group’s product candidates, as well as methods for treating patients for prescribed indications using these product candidates are covered by valid and enforceable patents and have claims with sufficient scope, disclosure and support in the specification, the patents will provide protection only for a limited amount of time. Accordingly, rights under any issued patents may not provide the Group with sufficient protection for a commercial advantage against competitive products or processes.

Impact of Coronavirus outbreak

Public health epidemics or outbreaks could adversely impact our business. While the direct effects of the pandemic on our business have significantly lessened since the first quarter of fiscal year 2022 as a result of declining infection rates and the normalization of living with COVID-19 following the increase in accessibility to COVID-19 vaccines and antiviral treatments, the situation surrounding the COVID-19 pandemic, including the mutation of variants, continues to remain fluid globally. The Group cannot reasonably estimate with any degree of certainty any future impact of a resurgence of the COVID-19. Future pandemics may adversely impact the Group’s business as a result of disruptions, such as travel bans, quarantines, staffing shortages, and interruptions to access the trial sites and supply chains, which could result in material delays and complications with respect to its research and development programs and clinical trials. Delays in our clinical trials could result in increased development costs for our product candidates, and our financial resources may be insufficient to fund any incremental costs. In addition, if clinical trials are delayed, competitors may be able to bring products to market before the Group does and the commercial viability of its product candidates could be limited.

AKARI THERAPEUTICS PLC

STRATEGIC REPORT

FOR THE YEAR ENDED 31 DECEMBER 2022

FINANCIAL INSTRUMENTS

The Group finances its operations using cash generated by the sale of equity instruments in the Group. The cash flow of the Group is monitored on a regular basis to ensure the Group has sufficient funding to meet its capital and operational requirements.

RESEARCH AND DEVELOPMENT

The Group is a clinical-stage biopharmaceutical company focused on developing advanced therapies for autoimmune and inflammatory diseases, specifically through the inhibition of the complement and leukotriene pathways. Each of these systems has scientifically well-supported causative roles in the diseases the Group is targeting.

KEY PERFORMANCE INDICATOR

The Directors consider the key performance indicator to be the Group’s cash position. This allows the Directors to manage the on-going activities and strategies for further development of the Group.

The key performance indicator is measured and reviewed on a regular basis at Board meetings and enable the Directors to communicate the performance of the Group against predetermined targets.

Key financial performance indicator:

Cash and cash equivalents position – 2022: $13,250,000 (2021: $9,361,000).

EMPLOYEES

As of December 31, 2022, we had 15 full-time employees. The table shows the number of staff of each gender employed at the Company and their level of seniority.

	Male	Female	Total
Directors	6	1	7
Senior Managers	3	1	4
Employees	3	7	10

SECTION 172 STATEMENT

When making decisions, the Directors act in the way they consider is most likely to promote the success of the Company, for the benefit of its members as a whole, while also considering the broad range of stakeholders who interact with the business.

Our strategy is to develop and commercialize advanced therapies for autoimmune and inflammatory diseases.

In striving to achieve the goal to develop new therapeutic medicines, the business touches the lives of many people. The Group exists in a complex and evolving regulatory and scientific environment and as a result has a number of key stakeholder groups. Considering the interests of its stakeholders is fundamental to the way in which the Company operates. Our values and Code of Ethics empower employees to make the best decisions in the interest of the Company and its stakeholders, and help to ensure that these considerations are made not only at Board level, but throughout the entire organization.

Post the reporting period end, the Directors of the Company have continued to take into account the Company’s stakeholders, including the potential impact of its future activities on the community, the environment and the Company’s reputation when making decisions. The Directors also continue to take all necessary measures to ensure the Company is acting in good faith and fairly between members and is promoting the success of the Company for its members in the long term.

The table below serves as our Section 172 statement by setting out the key stakeholder groups, their interests and how the Company engages with them. Akari’s key stakeholders include its investors, employees, regulatory bodies and suppliers.

AKARI THERAPEUTICS PLC

STRATEGIC REPORT

FOR THE YEAR ENDED 31 DECEMBER 2022

Stakeholder	Why Akari engages	How Akari engages
Investors	Management maintains a regular and constructive dialogue with existing and potential investors to communicate the Company’s strategy and performance to promote investor confidence and ensure continued access to capital.

•    Annual General Meetings

•    Financial reports filed with the SEC

•    One-to-one meetings by Management with analysts and investors

•    Investor outreach programs including attending virtual and in-person conferences, events and roadshows

•    Press releases

•    Company website

•    Social media (e.g. LinkedIn, Twitter)

Employees

Akari employees are key to the Company’s success and to the achievement of business objectives. Akari aims to be a responsible employer in our approach to employee engagement, development, performance and rewards.  The health, safety and well-being of the Group’s employees is one of Akari’s primary considerations in the way the Company does business.  Employee engagement is led primarily by the CEO and the Executive Team.

•    Market competitive compensation and benefits aligned with role and overall performance

•    Individual development through coaching, on-the-job learning, external conferences and training opportunities

•    Communication channels between the Board, Executive Team and Akari employees

Regulatory bodies	Akari is subject to a wide range of laws, regulations, and listing requirements including the regulatory framework from FDA, EMA and other regulatory agencies, the SEC, data protection, employment, tax, environmental and health and safety legislation.	• Company website • SEC filings • Annual Report • Direct contact and communications with regulators • Compliance updates at Board Meetings

AKARI THERAPEUTICS PLC

STRATEGIC REPORT

FOR THE YEAR ENDED 31 DECEMBER 2022

Stakeholder	Why Akari engages	How Akari engages
Suppliers

Akari has several key suppliers with whom the Company has built strong relationships. Akari has established communication channels to ensure its working relationship remains collaborative and forward – focused, and to create a successful and fair collaboration.

• Building strong working relationships with suppliers through open two-way discussions and regular meetings. • Executing contracts that guide expectations of both Akari and the suppliers.

This report was approved by the Board on 5 June 2023 and signed on its behalf.

Rachelle Jacques

Director and Chief Executive Officer

AKARI THERAPEUTICS, PLC

DIRECTORS’ REMUNERATION REPORT

FOR THE YEAR ENDED 31 DECEMBER 2022

PART I - ANNUAL REPORT ON REMUNERATION

Information provided in this section of the Directors’ Remuneration report is subject to audit.

Single Total Figure of Remuneration for Each Director (subject to audit)

The following table shows the compensation paid or accrued during the fiscal year ended 31 December 2022.

Name of Director	Salary and/or Fees ($)		Taxable Benefits ($)		Bonus ($)(6)		Long- term Incentive ($)	Option Awards ($)(1)		Pension Benefits ($) (4)	2022 Total	2022 Total Fixed	2022 Total variable
Executive Director
Ray Prudo (2)	412,000		-		206,000		-	-		-	618,000	412,000	206,000
Rachelle Jacques (3)	458,333		-		875,000		-	2,799,224	(1)	15,250	4,147,808	3,922,808	225,000
Clive Richardson (7)	118,195	(7)	14,595	(5)	657,764	(7)				11,819	802,373	144,609	657,764
Non-Executive Director
James Hill, M.D.	61,502		-		-		-	20,278		-	81,780	81,780	-
Stuart Ungar, M.D.	49,064		-		-		-	20,278		-	69,342	69,342	-
David Byrne	58,332		-		-		-	20,278		-	78,610	78,610	-
Donald Williams	56,838		-		-		-	20,278		-	77,116	77,116	-
Peter Feldschreiber (8)	24,974		-		-		-	-		-	24,974	24,974	-
Michael Grissinger	41,505		-		-		-	20,278		-	61,783	61,783	-

(1) These amounts represent the aggregate grant date fair value for option awards for fiscal year 2022 computed in accordance with IFRS 2, Share-based payment. A discussion of the assumptions used in determining grant date fair value may be found in note 15 to the Financial Statements. In addition to her stock option awards, Ms. Jacques received a restricted stock award whose grant date fair value was $253,410.

(2) Dr. Prudo served as Executive Chairman of Akari’s Board of Directors from September 2015 until December 2022, and assumed the role of non-executive Chairman of the Board effective January 1, 2023.

(3) Ms. Jacques was appointed our President and Chief Executive Officer in March 2022. Ms. Jacques received a sign-on bonus in the amount of $650,000.

(4) Consists of company contributions to U.K. pension scheme or the U.S. 401k Plan.

(5) Consists of company contributions to health benefits of $11,897 and life insurance premiums of $2,698.

AKARI THERAPEUTICS, PLC

DIRECTORS’ REMUNERATION REPORT (continued)

FOR THE YEAR ENDED 31 DECEMBER 2022

(6) Bonuses are awarded on the basis of an assessment of the overall performance of the executive director concerned, rather than specific measures or targets. In respect of 2022, the annual bonus payment for Mr. Prudo reflects his strong personal performance at a critical time for the business. The 2022 annual bonus payment for Ms. Jacques was based on the Company’s performance against Company objectives agreed by the Board. Ray Prudo and Rachelle Jacques both received annual bonus payments of 100% of their target cash bonuses respectively, of which 100% was paid in the first quarter of 2023. None of the awards is attributable to share price appreciation and no discretion was exercised because of share price appreciation or depreciation. Non-executive directors are not eligible to receive bonuses.

(7) Mr. Richardson resigned as Chief Executive Officer and Chief Operating Officer in March 2022. Prior to his resignation, Mr. Richardson received three months of salary in the amount of $118,000. After his resignation, Mr. Richardson received a cash termination payment of approximately $658,000. In addition, Mr. Richardson entered into a consulting agreement with the Company in which Mr. Richardson earned approximately $305,000.

(8) Mr. Feldschreiber resigned from the Board, effective 3 June 2022.

The following table shows the compensation paid or accrued during the fiscal year ended 31 December 2021.

Name of Director	Salary and/or Fees ($)	Taxable Benefits ($)		Annual Bonus ($)(4)	Long- term Incentive ($)	Option Awards ($)(1)	Pension Benefits ($)		2021 Total	2021 Total Fixed	2021 Total Variable
Executive Director
Ray Prudo	412,000	-		206,000	-	-	-		618,000	412,000	206,000
Clive Richardson	525,981	12,218	(3)	206,826	-	-	52,598	(2)	797,623	590,797	206,826
Non-Executive Director
James Hill, M.D.	62,752	-		-	-	13,547	-		76,298	76,298	-
Stuart Ungar, M.D.	49,947	-		-	-	13,547	-		63,494	63,494	-
David Byrne	52,143	-		-	-	13,547	-		65,689	65,689	-
Donald Williams	56,838	-		-	-	13,547	-		70,385	70,385	-
Peter Feldschreiber	49,947	-		-	-	13,547	-		63,494	63,494	-
Michael Grissinger	39,338	-		-	-	13,547	-		52,885	52,885	-

(1) These amounts represent the aggregate grant date fair value for option awards for fiscal year 2021 computed in accordance with IFRS 2, Share-based payment. A discussion of the assumptions used in determining grant date fair value may be found in note 16 to our Financial Statements.

(2) Consists of company contributions to pension scheme.

(3) Consists of company contributions to health benefits of $8,030 and life insurance premiums of $4,188.

(4) Bonuses are awarded on the basis of an assessment of the overall performance of the executive director concerned, rather than specific measures or targets. In respect of 2021, the annual bonus payments for the executive directors reflect their strong personal performance at a critical time for the business. Ray Prudo and Clive Richardson both received annual bonus payments of 100% of their target cash bonuses respectively, of which 100% was paid in the first quarter of 2022. None of the awards is attributable to share price appreciation and no discretion was exercised because of share price appreciation or depreciation. Non-executive directors are not eligible to receive bonuses.

AKARI THERAPEUTICS, PLC

DIRECTORS’ REMUNERATION REPORT (continued)

FOR THE YEAR ENDED 31 DECEMBER 2022

Incentive Plan Awards (subject to audit)

Akari operates an equity incentive plan (the 2014 Equity Incentive Plan, or 2014 Plan) under which directors receive options to acquire ordinary shares in Akari. Options awards granted during the fiscal year ended 31 December 2022 are as follows:

Name of Director	Option Awards (1)	Grant Date	Exercise Price	Face Value ($) (2)	Option Vesting Date	Option Expiry Date
James Hill	1,300,000	30/06/22	$0.0100	$8,304	(3)	30/06/32
	3,700,000	21/10/22	$0.0048	$11,974	(3)	21/10/32
Stuart Ungar	1,300,000	30/06/22	$0.0100	$8,304	(3)	30/06/32
	3,700,000	21/10/22	$0.0048	$11,974	(3)	21/10/32
David Byrne	1,300,000	30/06/22	$0.0100	$8,304	(3)	30/06/32
	3,700,000	21/10/22	$0.0048	$11,974	(3)	21/10/32
Donald Williams	1,300,000	30/06/22	$0.0100	$8,304	(3)	30/06/32
	3,700,000	21/10/22	$0.0048	$11,974	(3)	21/10/32
Michael Grissinger	1,300,000	30/06/22	$0.0100	$8,304	(3)	30/06/32
	3,700,000	21/10/22	$0.0048	$11,974	(3)	21/10/32

(1) Option awards are subject to time-based vesting without performance measures or targets other than continued service until the date of vesting.

(2) These amounts represent the face value for option awards, calculated as the number of shares awarded (assuming full vesting) multiplied by the price per share implied by the market price per ADS, which is equal to the stated exercise price.

(3) The option award’s vest date will be the date of our 2023 Annual General Meeting, or 30 June 2023.

AKARI THERAPEUTICS, PLC

DIRECTORS’ REMUNERATION REPORT (continued)

FOR THE YEAR ENDED 31 DECEMBER 2022

Directors’ shareholdings (subject to audit)

The table below shows, for each director, the total number of ordinary shares owned (by the director and connected persons), the total number of those share options that were held and the number of share options vested as at 31 December 2022. All share options are subject to time-based vesting without performance measures or targets other than continued service until the date of vesting. No director exercised any share options during the year ended 31 December 2022.

Name of Director	Ordinary Shares Owned	Share Options		Vested Share Options (1)
Executive Director
Ray Prudo (2)	1,095,916,200	313,901,100		-
Rachelle Jacques	-	237,396,700		29,674,587
	-	21,475,400	(3)	-
Clive Richardson	10	24,500,000		24,500,000
Non-Executive Director
James Hill	-	14,100,000		9,100,000
Stuart Ungar	20	14,100,000		9,100,000
David Byrne	-	14,100,000		9,100,000
Donald Williams	-	14,850,000		9,850,000
Michael Grissinger	-	11,500,000		6,500,000

(1) All share options that were outstanding as at 31 December 2022 use time-based vesting and are not subject to performance targets other than continued service until the date of vesting. None of the options have been exercised.

(2) Represents the entire holdings of RPC Pharma Limited, Dr. Ray Prudo and Praxis Trustees Limited as Trustee of The Sonic Healthcare Holding Company and includes warrants to purchase 9,210,500 ordinary shares (equivalent to 92,105 ADSs) at an exercise price of $0.03 per share (or $3.00 per ADS) which expire on July 1, 2024, warrants to purchase 7,500,000 ordinary shares (equivalent to 75,000 ADSs) at an exercise price of $0.02 per share (or $2.20 per ADS) which expire on February 21, 2025, warrants to purchase 20,229,700 ordinary shares (equivalent to 202,297 ADSs) at an exercise price of $0.0165 per share (or $1.65 per ADS) which expire on January 4, 2027, warrants to purchase 41,666,700 ordinary shares (equivalent to 416,667 ADSs) at an exercise price of $0.014 per share (or $1.40 per ADS) which expire on March 10, 2027, warrants to purchase 117,647,100 ordinary shares (equivalent to 1,176,471 ADSs) at an exercise price of $0.0085 per share (or $0.85 per ADS) which expire on September 14, 2024 and warrants to purchase 117,647,100 ordinary shares (equivalent to 1,176,471 ADSs) at an exercise price of $0.0085 per share (or $0.85 per ADS) which expire on September 14, 2029. Dr. Prudo has voting and dispositive control over the ordinary shares held by RPC Pharma Limited and owns approximately 67.8% of RPC’s outstanding shares (including option grants), including 10.6% of RPC’s outstanding shares held in trust for Dr. Ungar. Dr. Prudo disclaims beneficial ownership except to the extent of his actual pecuniary interest in such shares.

(3) Ms. Jacques was granted a restricted stock award on June 1, 2022 that vests fifty percent on June 1, 2023, twenty-five percent in twelve equal monthly installments thereafter before the second anniversary of the grant date, and twenty-five percent on June 1, 2024.

The remainder of this Directors’ Remuneration Report is not subject to audit.

AKARI THERAPEUTICS, PLC

DIRECTORS’ REMUNERATION REPORT (continued)

FOR THE YEAR ENDED 31 DECEMBER 2022

Illustration of Total Shareholder Return

On September 18, 2015, Akari completed an acquisition of all of the capital stock of Volution Immuno Pharmaceuticals SA, or Volution, a private Swiss company, from RPC Pharma Limited, or RPC, Volution’s sole shareholder, in exchange for Akari’s ordinary shares, in accordance with the terms of a Share Exchange Agreement, dated as of July 10, 2015.

Our ADSs have been listed on the Nasdaq Capital Market under the symbol “AKTX” since September 21, 2015 and under the symbol “CLTX” from January 31, 2014 until September 18, 2015. Prior to that, our ADSs were quoted on the OTCQB under the symbol “CLSXD” from January 3, 2014 to January 30, 2014.

The following graph compares the cumulative total shareholder return on Akari’s ADSs, each representing 100 ordinary shares, with that of the NASDAQ Biotech Index (^NBI) from the period that Akari’s ADSs were publicly traded on The Nasdaq Capital Market through 31 December 2022. Akari selected the NASDAQ Biotech Index because Akari’s ADSs trade on The NASDAQ Capital Market and Akari believes this indicates its relative performance against a group consisting of more similarly situated companies.

AKARI THERAPEUTICS, PLC

DIRECTORS’ REMUNERATION REPORT (continued)

FOR THE YEAR ENDED 31 DECEMBER 2022

Chief Executive Total Remuneration History

The table below sets out total remuneration details for the Chief Executive Officer.

Period	Single total figure of remuneration ($)	Bonus ($)		Short-term incentive payout against maximum (1)		Option Award ($)		Option Awards against maximum (2)
2022 Rachelle Jacques (3)	4,147,808	875,000	(3)	-		2,799,224	(4)	-
2022 Clive Richardson (5)	802,373	657,764	(5)	-		-		-
2021 Clive Richardson	612,047	206,826		-		-		-
2020 Clive Richardson	503,941	214,960		-		-		-
2019 Clive Richardson (6)	432,408	177,028		-		-		-
2018 (David Solomon) (7)	173,611	-		-		-		-
2017 (Gur Roshwalb and David Solomon) (7)	1,338,253	119,041	(9)	100	%(10)	-		-
2016 (Gur Roshwalb)	581,250	187,500		125	%(11)	-		-
2015 (Gur Roshwalb)	7,306,951	86,625		100	%(12)	6,863,034		-
2014 (Gur Roshwalb)	410,564	-		-		60,564		-
2013 (Gur Roshwalb) (8)	576,389	-		-		173,396		-

(1)	All cash bonuses to Rachelle Jacques and Clive Richardson were awarded on a discretionary annual basis, except Ms. Jacques’s sign-on bonus.
(2)	All options were awarded on a discretionary basis.

(3)	Rachelle Jacques was appointed as Akari’s Chief Executive Officer on 28 March 2022. Ms. Jacques’s bonus includes a $650,000 sign-on bonus.
(4)	In addition to Ms. Jacques’s stock option awards granted during 2022, Ms. Jacques received a restricted stock award whose grant date fair value was $253,410.
(5)	Mr. Richardson resigned as Akari’s Chief Executive Officer and Chief Operating Officer in March 2022. Mr. Richardson received a termination payment of $657,746.
(6)	Clive Richardson was appointed Interim Chief Executive on 8 May 2018 and Chief Executive Officer on 18 July 2019.
(7)	Dr. Roshwalb resigned as Akari’s Chief Executive Officer on 29 May 2017 and David Solomon was appointed as Akari’s Chief Executive Officer on 28 August 2017 and resigned 8 May 2018.
(8)	Dr. Roshwalb was appointed as Akari’s Chief Executive Officer on 4 March 2013.
(9)	Includes a $50,000 signing bonus.
(10)	Bonus was awarded in 2017 but calculated from Dr. Solomon’s appointment on 28 August 2017.
(11)	Bonus was awarded in 2016 but calculated for a 15-month period from the date of the acquisition of Volution Immuno Pharmaceutical SA on 18 September 2015.
(12)	Bonus was awarded in 2015 but calculated for a 9-month period until the date of the acquisition of Volution Immuno Pharmaceutical SA on 18 September 2015.

Directors’ Remuneration Compared to Other Employees

The table below shows the percentage change in remuneration of each director and the parent company’s non-executive directors on a full-time equivalent basis between the year ended 31 December 2021 and the year ended 31 December 2022.

	Change in Remuneration in year ended 31 December 2022 compared with remuneration in the year ended 31 December 2021
	Salary and/or Fees		Taxable Benefits	Annual Bonus
Executive Director
Ray Prudo	0%			0%
Rachelle Jacques		(1)	(1)		(1)
Clive Richardson	-78	%(2)	-3%	-100	%(2)
Non-Executive Director
James Hill, M.D.	-		-	-
Stuart Ungar, M.D.	-		-	-
David Byrne	-		-	-
Donald Williams	-		-	-
Peter Feldschreiber	-		-	-
Michael Grissinger	-		-	-
Other Employees	2%		76%	-34%

AKARI THERAPEUTICS, PLC

DIRECTORS’ REMUNERATION REPORT (continued)

FOR THE YEAR ENDED 31 DECEMBER 2022

(1) Rachelle Jacques was appointed as Akari’s Chief Executive Officer on 28 March 2022; there is no comparison.

(2) Mr. Richardson resigned as Akari’s Chief Executive Officer and Chief Operating Officer in March 2022. Mr. Richardson received three months of salary in 2022; he did not receive a 2022 bonus.

The table below shows the percentage change in remuneration of each director and the parent company’s non-executive directors on a full-time equivalent basis between the year ended 31 December 2020 and the year ended 31 December 2021.

Change in Remuneration in year ended 31 December 2022 compared with remuneration in the year ended 31 December 2021
	Salary and/or Fees	Taxable Benefits	Annual Bonus
Executive Director
Ray Prudo	0%		0%
Clive Richardson	4%	5%	-4%
Non-Executive Director
James Hill, M.D.	-	-	-
Stuart Ungar, M.D.	-	-	-
David Byrne	-	-	-
Donald Williams	-	-	-
Peter Feldschreiber	-	-	-
Michael Grissinger	-	-	-
Other Employees	11%	44%	25%

The table below shows the percentage change in remuneration of each director and the parent company’s non-executive directors on a full-time equivalent basis between the year ended 31 December 2019 and the year ended 31 December 2020.

Change in Remuneration in year ended 31 December 2019 compared with remuneration in the year ended 31 December 2020
	Salary and/or Fees	Taxable Benefits	Annual Bonus
Executive Director
Ray Prudo	3%	-	3%
Clive Richardson	17%	19%	21%
Non-Executive Director
James Hill, M.D.	-	-	-
Stuart Ungar, M.D.	-	-	-
David Byrne	-	-	-
Donald Williams	-	-	-
Peter Feldschreiber	-	-	-
Michael Grissinger	-	-	-
Other Employees	23%	-9%	8%

AKARI THERAPEUTICS, PLC

DIRECTORS’ REMUNERATION REPORT (continued)

FOR THE YEAR ENDED 31 DECEMBER 2022

Relative Importance of Cash Position

The following table sets forth the cash amounts as at 31 December 2022 and 31 December 2021.

Period	31 December 2022 ($)	31 December 2021 ($)	Percentage Change (%)
Cash	13,250,000	9,361,000	41.5

Implementation of remuneration policy for year ended 31 December 2022

Our director remuneration, comprised of annual cash retainers and equity grants, is administered by our board of directors with the assistance of the compensation committee. The compensation committee conducts an annual review of director remuneration and makes recommendations to the board with respect thereto.

The shareholders approved our Directors Remuneration Policy on June 30, 2021 to provide a framework for the Directors’ remuneration packages. In addition, the Company has a non-executive director remuneration policy, which was amended and restated on November 19, 2015, and was subsequently amended on June 29, 2016, January 26, 2017, January 23, 2018, January 8, 2019, and on January 9, 2020. On December 10, 2021, our board resolved that the annual cash retainers would remain the same in 2022 as they were for 2021. As a result, our non-executive directors were compensated for service on our board of directors as follows in 2022:

☐	an annual retainer for service on the board of directors of $39,338;

☐	an annual retainer for service as a member of the compensation committee and nominating and governance committee of $5,305;

☐	an annual retainer for service as a member of the audit committee of $7,500;

☐	for the chairman of the compensation committee, and nominating and governance committee, an annual retainer of $10,609;

☐	for the chairperson of the audit committee, an annual retainer of $17,500;

AKARI THERAPEUTICS, PLC

DIRECTORS’ REMUNERATION REPORT (continued)

FOR THE YEAR ENDED 31 DECEMBER 2022

The following table presents the increases in compensation (board fees and/or salaries) agreed for the upcoming fiscal year (with the agreed increases for the year ended 31 December 2022 presented as comparative information):

Director	31 December 2021	31 December 2022	Increase %	31 December 2022	31 December 2023(1)	Increase % (2)
Executive Director
Ray Prudo	$412,000	$412,000	0%	$412,000	$412,000	0%
Clive Richardson(3)	£382,306	£95,576	N/A	£95,576	£-	-%
Rachelle Jacques(4)		$458,333	N/A	$458,333	$615,750	2.6%
Non-Executive Director
James Hill, M.D.	$62,752	$61,502	0%	$61,502	$64,577	5.0%
Stuart Ungar, M.D.	$49,947	$49,064	0%	$49,064	$51,517	5.0%
David Byrne	$52,143	$58,332	0%	$58,332	$61,249	5.0%
Donald Williams	$56,838	$56,838	0%	$56,838	$59,680	5.0%
Peter Feldschreiber	$39,338	$24,974	N/A	$24,974	N/A	N/A
Michael Grissinger	$49,947	$41,505	0%	$41,505	$43,580	5.0%

(1)	All figures are estimates. Additional discretionary bonuses may be awarded in accordance with contractual entitlement and the remuneration policy.

(2)	On February 1, 2023, the Compensation Committee approved a 5% annual retainer increase for our non-executive directors, effective as of January 1, 2023. All directors are eligible to receive reimbursement for reasonable out-of-pocket expenses incurred in connection with attendance at meetings of our board of directors, and our non-executive directors are also eligible to receive reimbursement, upon approval of the board of directors or a committee thereof, for reasonable out-of-pocket expenses incurred in connection with attendance at various conferences or meetings with our management.

(3)	Mr. Richardson resigned as Chief Executive Officer and Chief Operating Officer in March 2022. His annual base compensation of £382,306 was pro-rated during 2022.

(4)	Ms. Jacques was appointed as our Chief Executive Officer in March 2022. Her annual base compensation of $600,000 for this role was pro-rated during 2022.

Compensation Committee Approach to Remuneration Matters

The Compensation Committee is comprised of Dr. James Hill (Chairman), Mr. Michael Grissinger, and Mr. David Byrne. Dr. Stuart Unger was a member of the Compensation Committee through October 2022, after which he was replaced with Mr. Grissinger effective November 2022. Dr. James Hill, as Chairman of our Compensation Committee, reports, in respect of 2022, that the annual bonus payment for Mr. Prudo reflects his strong personal performance at a critical time for the business. The 2022 annual bonus payment for Ms. Jacques was based on the Company’s performance against Company objectives agreed by the Board. Ray Prudo and Rachelle Jacques both received annual bonus payments of 100% of their target cash bonuses respectively, of which 100% was paid in the first quarter 2023. For the years ending 31 December 2022, our Compensation Committee resolved that the annual cash retainers for board and committee memberships of non-executive directors would remain the same as they were for 2021 to reflect the developmental stage of the Company. On February 1, 2023, the Compensation Committee approved a 5% annual retainer increase for non-executive directors, effective January 1, 2023. All members have continued to serve until the date of this Directors’ Remuneration Report. The charter of the Committee is set forth on Akari’s website at http://www.akaritx.com. No person other than a member of the Compensation Committee provided to the Committee advice, or services, that materially assisted the Committee in their consideration of matters relating to the directors’ remuneration for 2022 or remuneration issues during the consideration of an individual’s nomination as a director.

AKARI THERAPEUTICS, PLC

DIRECTORS’ REMUNERATION REPORT (continued)

FOR THE YEAR ENDED 31 DECEMBER 2022

Akari is committed to ongoing shareholder dialogue and the Compensation Committee takes an active interest in shareholder views and voting outcomes.

In respect of the last resolution to approve the Directors’ Remuneration Report at the 2020 AGM, of the 1,055,203,832 votes cast in respect of the above resolution 1,023,958,776 votes were in favour of this resolution, 12,885,200 votes were against and 18,359,856 votes abstained.

In respect of the last resolution to approve the Directors’ Remuneration Policy at the 2020 AGM, of the 1,055,203,832 votes cast in respect of the above resolution 955,625,587 votes were in favour of this resolution, 18,166,700 votes were against and 81,411,545 votes abstained.

AKARI THERAPEUTICS, PLC

DIRECTORS’ REMUNERATION REPORT (continued)

FOR THE YEAR ENDED 31 DECEMBER 2022

PART II - DIRECTORS’ REMUNERATION POLICY

INFORMATION PROVIDED IN THIS SECTION OF THE DIRECTORS’ REMUNERATION REPORT IS NOT SUBJECT TO AUDIT.

This section sets out the proposed new forward-looking Directors’ Remuneration Policy (the “Policy”) of Akari, which has evolved from the existing policy. The Policy provides, subject to shareholder approval, a framework for execution of Akari’s compensation framework from the date of its approval at the 2023 Annual General Meeting of Shareholders (“AGM”) and for a period of three years thereafter, unless changes to the Policy are required earlier and a new Policy is put to shareholder vote. The existing policy, which was approved by shareholders at the 2020 AGM, can be found in our 2021 remuneration report.

For the avoidance of doubt, in approving the Policy, authority is given to Akari to honour any commitments entered into with current or former directors (such as the payment of a pension, fees or the vesting/exercise of past share option awards) for the periods for which they apply.

The Policy seeks to provide compensation packages which will attract, motivate, reward and retain an executive team with the right calibre of talent, experience, and skills to lead a successful future for Akari. Akari’s compensation framework is designed to provide a competitive package in comparison to companies of similar size, complexity, maturity profile and geographic presence. Elements of compensation packages which are subject to performance conditions as noted in the Policy may include key performance indicators (KPIs), both financial and non-financial, which are an important component of the information needed to explain a company’s progress towards its stated goals. Other elements which are not subject to performance measures are considered an important component of attracting and retaining UK resident employees, including Executive Directors.

The table below sets out the main elements of the Policy for its Executive Directors and seeks to explain how each element of the compensation package operates:

Policy Table – Executive Directors

Element	Purpose and Link to Strategy	Operation	Maximum Opportunity	Performance Metrics and Recovery Provisions
Base Salary	Support the recruitment and retention of Executive Officers

•      Base salary levels are set taking into account the role, responsibilities and individual’s experience in the position, performance of the individual and Akari. Market competitiveness within the Company’s peer benchmarks are utilized to “price” a job.

•      Base salaries are typically reviewed annually.

•     There is no prescribed maximum increase nor any requirement to increase salary at any time. The Company uses established salary ranges for annual merit increases

•      By exception, higher increases may be made to reflect individual circumstances. These may include significant changes in the job size or complexity and/or promotion.

• None, although overall performance of the individual is considered when setting and reviewing salaries. • No provisions for recovery or withholding of sums as this is not performance-related.

AKARI THERAPEUTICS, PLC

DIRECTORS’ REMUNERATION REPORT (continued)

FOR THE YEAR ENDED 31 DECEMBER 2022

Element	Purpose and Link to Strategy	Operation	Maximum Opportunity	Performance Metrics and Recovery Provisions
Pension and other retirement plans	Encourages and enables executives to build savings for their retirement	• Akari typically makes contributions to pension plans (or retirement savings plans) to match prevailing local market practices.	• Currently up to 10% of salary per annum.	• None. • No provisions for recovery or withholding of sums as this is not performance-related.
Other Benefits	Provide market competitive benefits in a cost-effective way

•      Provisions include medical insurance, life assurance, permanent health insurance, etc.

•      In exceptional circumstances, such as the relocation of an executive or for a new hire, additional benefits may be provided in the form of relocation allowance and benefits.

•      Other benefits may be offered if considered appropriate and reasonable by the Compensation Committee.

			• No prescribed maximum. The cost of benefits will vary from year to year in accordance with the cost of insuring such benefits.	• None. • No provisions for recovery or withholding of sums as this is not performance-related.

AKARI THERAPEUTICS, PLC

DIRECTORS’ REMUNERATION REPORT (continued)

FOR THE YEAR ENDED 31 DECEMBER 2022

Bonus	To reward the delivery of annual targets as well as to recognise individual contributions towards our key strategic achievements

•      Any bonus is paid in cash typically within 60 days after the end of the financial year to which it relates.

•      Performance objectives and targets are either fixed contractually or set annually and actual payout levels are determined after the year end, based on performance against targets subject to overriding discretion of the Compensation Committee.

• The maximum annual bonus payable for any financial year is 100% of target bonus, although the Compensation Committee reserves the right to vary this amount in exceptional circumstances and based on assessment of Company and individual performance and goals achievement.

•     Where performance conditions are attached to a bonus payment, targets are either fixed contractually or selected by the Compensation Committee and set annually and can include key financial, operational and/or individual objectives.

•      All assessments of performance against target is made by the Compensation Committee in its sole discretion.

•      No provisions for recovery or withholding of sums as the performance measures are considered adequate.

Equity Incentive Plan (2014 Equity Incentive Plan)	To motivate and reward long-term performance in alignment with the shareholder interests and value- creation

•      Awards may be made periodically to Executive Officers in the form of options or in shares including stock appreciation rights, phantom stock awards or restricted stock units.

•      Awards typically vest over two or four years and may be subject to incremental vesting.

•      There is no specific maximum set for annual equity awards.

•      When making awards, the Compensation Committee will take into account internal grant guidelines, which have been set in reference to local market norms.

•      Where performance conditions are attached to an award, these typically include key financial, operational and/or individual objectives subject to overall Compensation Committee discretion.

•      No provisions for recovery or withholding of sums as the performance measures are considered adequate.

CSOP (UK resident employees and directors only)		• Executives are eligible to participate in the all- employee CSOP Plan under the same conditions as all other employees.	• Grant value of £30,000 or local market rules as amended from time to time.	• None. • No provisions for recovery or withholding of sums as this is not performance-related.

AKARI THERAPEUTICS, PLC

DIRECTORS’ REMUNERATION REPORT (continued)

FOR THE YEAR ENDED 31 DECEMBER 2022

Policy Table – Non-Executive Directors

Akari’s non-executive compensation policy is administered by its Board of Directors (the “Board”) with the assistance of the Compensation Committee. The Compensation Committee periodically reviews the non-executive director compensation policy and makes recommendations to the Board.

Non-Executive Directors typically receive an annual retainer paid in cash for their service (depending on their additional membership and chairman responsibilities) and an annual grant of stock options but do not participate in the bonus plan to which Executive Officers are eligible, nor do they typically receive any other performance related payment. There are no elements of the non-executive director compensation policy which are subject to performance conditions given the necessity to maintain directors’ independence and board effectiveness in corporate governance, and accordingly there are no provisions for recovery or withholding of sums.

The table below sets out some of the features of Akari’s current non-employee director compensation policy:

Element	Purpose and Link to Strategy	Operation	Maximum Opportunity	Performance Metrics
Annual Cash Retainer Fee	Support the recruitment and retention of Non- Executive Directors

•      Each Non-Executive Director serving on the Board receives an annual cash retainer, with additional amounts payable for acting as a chairman or a member of various committees.

•      In addition, the Chairman receive an additional cash retainer.

•      Annual cash retainers are typically payable on a quarterly basis with the exception of the Executive Chairman who is paid monthly.

•       A Non-Executive Director may elect to receive annual cash payments in the form of fully-vested ordinary shares.

			• There is no prescribed maximum increase nor any requirement to increase salary at any time.	• None.

AKARI THERAPEUTICS, PLC

DIRECTORS’ REMUNERATION REPORT (continued)

FOR THE YEAR ENDED 31 DECEMBER 2022

Share Options	Strengthens the alignment to shareholders’ interests through share ownership

•      Directors typically receive an annual grant of options in the form of market value options under the 2014 Equity Incentive Plan or future equity incentive plans.

•      These awards typically vest in full on the date of the next AGM following the date of grant, subject to the Non-Executive Director’s continued service on the Board, have a term of 10 years from date of grant, and vesting accelerates in the case of a change of control.

		• Normal initial grant and annual grant of share options will be equal to 5,000,000 (or equivalent value of ADS) but the Committee reserves the discretion to review and amend this amount.	• None.

The foregoing is qualified in its entirety by Akari’s current non-executive director compensation policy, as may be amended from time to time.

Approach to Recruitment Compensation

Akari’s policy is to pay a fair remuneration package for the role being undertaken and the experience of the individual to be appointed.

Akari expects remuneration packages for Executive Directors to include base salary, targeted level of annual cash incentive, initial and ongoing equity-based awards, standard benefits and special provisions tailored to the recruiting situation, such as: sign-on bonus, reasonable relocation support and make-whole awards for remuneration forfeited from a prior employer (whether on account of cash bonuses, share awards, pension benefits or other forfeited items). The Compensation Committee retains the discretion to provide additional cash, share based payment, benefits and other remuneration where necessary or useful to recruit new Executive Directors or to secure the ongoing service of existing Executive Directors.

The remuneration package for any new non-Executive Director will be set in accordance with the terms of Akari’s non-employee director compensation policy then in effect. Akari expects remuneration packages for non-Executive Directors to include an annual retainer paid in cash for their service (depending on their additional membership and chairman responsibilities) and an annual grant of stock options. Non-Executive Directors do not participate in the bonus plan to which Executive Officers are eligible, nor do they typically receive any other performance related payment.

AKARI THERAPEUTICS, PLC

DIRECTORS’ REMUNERATION REPORT (continued)

FOR THE YEAR ENDED 31 DECEMBER 2022

The chart below sets out the level of remuneration that would be received by each Executive Director in accordance with Akari’s remuneration policy for its Executive Directors in the first year to which the policy applies in each of three scenarios: (i) if the director receives the minimum remuneration receivable; (ii) if the director performs in line with the company’s expectations in respect of performance measures; and (iii) if the director receives the maximum remuneration receivable (not allowing for any share price appreciation).

Executive Directors' Remuneration
(Chief Executive Officer)
$1,400,000
$1,200,000
$1,000,000
$800,000
$600,000
$400,000
$200,000
$-
Minimum remuneration receivable (1)
Remuneration based on performance in line with expectations
Maximum remuneration receivable
Executive Directors' Remuneration Annual Bonus (2)
Executive Directors' Remuneration Fixed Pay

(1)       The Minimum Remuneration Receivable consists of salary and fees.

(2)       Annual bonus relates to performance over one financial year. No remuneration has performance measures relating to more than one financial year.

Director’s Service Contracts

Akari’s board of directors is divided into three classes for purposes of election (Class A Directors, who serve a one year term before being subject to re-election at Akari’s annual general meeting; Class B Directors, who serve a two year term before being subject to re-election at the annual general meeting; and Class C Directors who serve a three year term before being subject to re-election at the annual general meeting, provided also that in any two year period, a majority of the board must stand for re-election).

It is the Company’s policy that executive Directors should have contracts with an indefinite term. Directors’ notice periods are set by the compensation committee, having regard to the need to attract and retain talent, ensure an orderly succession and enable the company to manage its personnel while avoiding excessive costs. Service contracts are available for inspection at Akari’s registered office or 75/76 Wimpole Street London W1G 9RT.

AKARI THERAPEUTICS, PLC

DIRECTORS’ REMUNERATION REPORT (continued)

FOR THE YEAR ENDED 31 DECEMBER 2022

Policy on Payments for Loss of Office

Akari’s approach to payments to Executive Directors in the event of termination is to take account of the individual circumstances including the reason for termination, individual performance, contractual obligations and the terms of any option award.

Generally, Akari employment arrangements for Executive Directors include a notice provision and continuing payment obligations as per the individual Executive Director service contracts following termination by Akari of an Executive Director without cause or termination by the Executive Director for good reason or change of control. Payment obligations, if any, include base salary, benefits, and all or some portion of target annual cash remuneration. Akari may offer payment in lieu of notice if it is considered to be in the best interests of Akari.

Treatment of unvested outstanding equity awards will be determined according to the specific nature of termination, individual contracts, and plan rules.

The Compensation Committee reserves the right to make payments it considers reasonable under a compromise or settlement agreement, including payment or reimbursement of reasonable legal and professional fees, and any payment or compensation (in whatever form) in respect of statutory rights under employment law in the US, UK or other jurisdictions. Payment or reimbursement (in whatever forms) of reasonable outplacement fees may also be provided.

Other Relevant Information Considered

As appropriate, the Compensation Committee considers the pay and conditions of the broader employee workforce, as well as the Consumer Price Index and Retail Price Index, when making compensation related decisions for the directors. The Compensation Committee does not consult employees, other than Executive Directors, when drafting the Policy.

The Compensation Committee also considers shareholder feedback, so far as it relates to compensation, when reviewing of the appropriateness of the Policy. In addition, the Compensation Committee considers potential conflicts of interest and directors do not have sole discretion over their own remuneration.

This report was approved by the Board on 5 June 2023 and signed on its behalf.

Rachelle Jacques

Director and Chief Executive Office

INDEPENDENT AUDITOR’S REPORT TO THE SHAREHOLDERS OF

AKARI THERAPEUTICS PLC (continued)

FOR THE YEAR ENDED 31 DECEMBER 2022

Opinion

We have audited the financial statements of Akari Therapeutics, Plc (the ‘parent company’) and its subsidiaries (the ‘group’) for the year ended 31 December 2022 which comprise the consolidated statement of comprehensive loss, the consolidated statement of financial position, the parent company statement of financial position, the consolidated statement of changing in equity, the parent company statement of changes in equity, the consolidated statement of cash flows, the parent company statement of cash flows and notes to the financial statements, including a summary of significant accounting policies. The financial reporting framework that has been applied in their preparation is applicable law and UK adopted international accounting standards.

In our opinion, the financial statements:

•	give a true and fair view of the state of the group’s and of the parent company’s affairs as at 31 December 2022 and of the group’s loss for the year then ended;

•	have been properly prepared in accordance with UK adopted international accounting standards; and

•	have been prepared in accordance with the requirements of the Companies Act 2006.

Basis for opinion

We conducted our audit in accordance with International Standards on Auditing (UK) (ISAs (UK)) and applicable law. Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the financial statements section of our report. We are independent of the group in accordance with the ethical requirements that are relevant to our audit of the financial statements in the UK, including the FRC’s Ethical Standard as applied to listed entities, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

An overview of the scope of our audit

As part of designing our audit, we determined materiality and assessed the risks of material misstatement in the financial statements. In particular, we considered areas where subjective judgement was exercised by the directors and management, for example in respect of significant accounting estimates that involved making assumptions and considering future events that are inherently uncertain. We also assessed the risk of management override of controls, including evaluating whether there was evidence of bias by the directors that represented a risk of material misstatement due to fraud. We tailored the scope of our audit to ensure that we performed sufficient work to be able to give an opinion on the financial statements as a whole, taking into account the structure of the group and the parent company, the accounting processes and controls, and the industry in which they operate.

Our audit scope included the statutory audit of the parent company for the year ended 31 December 2022. It excludes the parent company’s non-UK registered subsidiaries which were audited to component materiality for the purposes of the group audit.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current period and include the most significant assessed risks of material misstatement (whether or not due to fraud) we identified, including those which had the greatest effect on: the overall audit strategy, the allocation of resources in the audit; and directing the efforts of the engagement team. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. The key audit matter, in addition to the material uncertainty in relation to going concern, was:

INDEPENDENT AUDITOR’S REPORT TO THE SHAREHOLDERS OF

AKARI THERAPEUTICS PLC (continued)

FOR THE YEAR ENDED 31 DECEMBER 2022

Key Audit Matter	How our scope addressed this matter

Securities Purchase Agreement

Included in the Group Statement of Financial Position are valuation of warrants associated with the issue of American Depositary Shares for a transaction price of $12,835,0000 in September 2022.

Management performed an assessment of the fair value of the warrants to be $7,852,000 with the movement ($6,946,000) recognised through the consolidated statement of comprehensive loss. The warrants have been treated as a derivative in line with IAS 32:15&18, IAS 32.16(B)(II) and classified as a liability.

There is a risk that the interpretation of this agreement is not correct and that the ADS warrants issues are not valued and classified appropriately and not in line with IFRS.

Our audit work included, but was not restricted to, the following:

•      Review of management’s assessment of how ADS warrants through a Securities Purchase Agreement should be valued and classified in accordance with IAS 32: Financial Instruments: Presentation;

•      Review of audit evidence to corroborate management’s assessment; and

•      Review of disclosures made in the financial statements.

Our application of materiality

We apply the concept of materiality both in planning and performing our audit, and in evaluating the effect of misstatements on our audit and on the financial statements. For the purposes of determining whether the financial statements are free from material misstatement we define materiality as the magnitude of misstatement that makes it probable that the economic decisions of a reasonably knowledgeable person, relying on the financial statements, would be changed or influenced. We determined overall materiality for the Group financial statements as a whole to be US$477,800 being 2% of expenditure for the year. We considered it appropriate to determine our materiality based on expenditure as we consider this to be the key metric in assessing the financial performance and position of the Group given its primary purpose is to undertake research and development activities. On the basis of our risk assessments, together with our assessment of the overall control environment, we apply a different level of materiality, performance materiality, to determine the extent of our testing and this was set at 75% of the overall audit financial statements’ materiality, being $358,350.

We agreed with management that we would report to the Audit Committee all audit differences in excess of US$17,918 as well as differences below that threshold that, in our view, warranted reporting on qualitative grounds. We also report to the Audit Committee on disclosure matters that we identified when assessing the overall presentation of the financial statements.

Material uncertainty in relation to going concern

We draw attention to note 1(c) in the financial statements, which outlines considerations relating to the group’s and parent company’s ability to continue as a going concern. The disclosure indicates that the group and parent company is reliant on additional funding to meet their liabilities as they fall due. These circumstances indicate the existence of a material uncertainty which may cast significant doubt on the group’s ability to continue as a going concern. Our opinion is not modified in respect of this matter.

In auditing the financial statements, we have concluded that the directors’ use of the going concern basis of accounting in the preparation of the financial statements is appropriate. They have concluded that there is a material uncertainty which could cast significant doubt over the going concern status of the Group due to the impact of the requirement for additional fundraising, and we agree that this is adequately disclosed in the Directors’ Report and the accounting policies.

The key risk identified was uncertainty around the ability of the Group and Parent Company to raise funds in order to continue operations. While the Group and Parent Company have a history of raising funds as required, past history is no guarantee that further fundraising will be successful. Future fundraising could be delayed and the amounts arising from future fundraises are uncertain. A significant delay in the ability to raise funds would negatively impact the group’s ability to generate cash to meet its liabilities as and when they fall due.

INDEPENDENT AUDITOR’S REPORT TO THE SHAREHOLDERS OF

AKARI THERAPEUTICS PLC (continued)

FOR THE YEAR ENDED 31 DECEMBER 2022

Our evaluation of the directors’ assessment of the entity’s ability to continue to adopt the going concern basis of accounting included an assessment of the inherent risks to the Group’s business model and how such risks may impact the ability to continue operations over the going concern assessment period. We also undertook the following procedures:

-	We reviewed trading and fundraising activities after the reporting date and considered management’s assessment of the Group’s and Parent Company’s prospects regarding further fundraising.
-	We reviewed cash flow forecasts prepared by management and assessed their adequacy, and also challenged the assumptions and judgements inherent within them.
-	We assessed the Group’s and Parent Company’s ability to scale back operations and reduce costs as a means of preserving cash in the twelve months from approval of the financial statements.
-	We have corroborated cash levels after the reporting date to consider whether they are in line with forecasts and investigated the reasons for any significant discrepancies.
-	We reviewed prior period budgets and forecasts against actual performance to consider management’s ability to accurately forecast and budget.

Our responsibilities and the responsibilities of the directors with respect to going concern are described in the relevant sections of this report.

Other information

The directors are responsible for the other information. The other information comprises the information included in the annual report, other than the financial statements and our auditor’s report thereon. Our opinion on the financial statements does not cover the other information and, except to the extent otherwise explicitly stated in our report, we do not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If we identify such material inconsistencies or apparent material misstatements, we are required to determine whether there is a material misstatement in the financial statements or a material misstatement of the other information. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Opinions on other matters prescribed by the Companies Act 2006

In our opinion, based on the work undertaken in the course of the audit:

•	the information given in the strategic report and the directors’ report for the financial year for which the financial statements are prepared is consistent with the financial statements; and
•	the strategic report and the directors’ report have been prepared in accordance with applicable legal requirements.

Matters on which we are required to report by exception

In the light of the knowledge and understanding of the group and the parent company and its environment obtained in the course of the audit, we have not identified material misstatements in the strategic report or the directors’ report.

We have nothing to report in respect of the following matters in relation to which the Companies Act 2006 requires us to report to you if, in our opinion:

•	adequate accounting records have not been kept by the parent company, or returns adequate for our audit have not been received from branches not visited by us; or
•	the parent company financial statements are not in agreement with the accounting records and returns; or
•	certain disclosures of directors’ remuneration specified by law are not made; or
•	we have not received all the information and explanations we require for our audit.

INDEPENDENT AUDITOR’S REPORT TO THE SHAREHOLDERS OF

AKARI THERAPEUTICS PLC (continued)

FOR THE YEAR ENDED 31 DECEMBER 2022

Responsibilities of directors

As explained more fully in the directors’ responsibilities statement set out on page 4, the directors are responsible for the preparation of the financial statements and for being satisfied that they give a true and fair view, and for such internal control as the directors determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, the directors are responsible for assessing the group’s and the parent company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the group or the parent company or to cease operations, or have no realistic alternative but to do so.

Auditor’s responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs (UK) will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

Irregularities, including fraud, are instances of non-compliance with laws and regulations. We design procedures in line with our responsibilities, outlined above, to detect material misstatements in respect of irregularities, including fraud. The extent to which our procedures are capable of detecting irregularities, including fraud is detailed below:

Explanation as to what extent the audit was considered capable of detecting irregularities, including fraud

Based on our understanding of the company and industry, we identified that the principal risks of non-compliance with laws and regulations related to regulatory requirements for the company. We considered the extent to which noncompliance might have a material effect on the financial statements. We also considered those laws and regulations that have a direct impact on the preparation of the financial statements such as the Companies Act 2006, income tax and payroll taxes.

We evaluated management’s incentives and opportunities for fraudulent manipulation of the financial statements (including the risk of override of controls), and determined that the principal risks were related to posting inappropriate journal entries to areas subject to significant judgement and management bias through accounting estimates. Audit procedures performed by the engagement team included:

-	Inspecting filings with regulators;
-	Discussions with management including consideration of known or suspected instances of non-compliance with laws and regulation and fraud;
-	Evaluating management’s controls designed to prevent and detect irregularities;
-	Identifying and testing journals, in particular journal entries posted with key words, by individuals who do not usually make journals, posted around the end of the period, posted with certain keywords, and journals posted at unusual dates or times, and;
-	Challenging assumptions and judgements made by management in their critical accounting estimates.

Because of the inherent limitations of an audit, there is a risk that we will not detect all irregularities, including those leading to a material misstatement in the financial statements or non-compliance with regulation. This risk increases the more that compliance with a law or regulation is removed from the events and transactions reflected in the financial statements, as we will be less likely to become aware of instances of non-compliance. The risk is also greater regarding irregularities occurring due to fraud rather than error, as fraud involves intentional concealment, forgery, collusion, omission or misrepresentation.

A further description of our responsibilities for the audit of the financial statements is located on the Financial Reporting Council’s website at: www.frc.org.uk/auditorsresponsibilities. This description forms part of our auditor’s report.

INDEPENDENT AUDITOR’S REPORT TO THE SHAREHOLDERS OF

AKARI THERAPEUTICS PLC (continued)

FOR THE YEAR ENDED 31 DECEMBER 2022

Use of our report

This report is made solely to the company's members, as a body, in accordance with Chapter 3 of Part 16 of the Companies Act 2006. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an Auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

David Cox (Senior Statutory Auditor)

For and on behalf of Haysmacintyre LLP, Statutory Auditors

5 June 2023

10 Queen Street Place

London

EC4R 1AG

AKARI THERAPEUTICS PLC

CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS

FOR THE YEAR ENDED 31 DECEMBER 2022

		2022	2021
	Notes	$000	$000
Research and development expenses		(10,816)	(12,200)
Administrative expenses		(13,075)	(8,274)

OPERATING LOSS	2	(23,891)	(20,474)

Excess of consideration over fair value	14	(1,963)	-
Fair value movement on liability related to warrants	14	6,946	-
Net finance cost	3	(575)	(17)

LOSS BEFORE INCOME TAX		(19,483)	(20,491)

Income Tax Credit	4	2,472	2,789

loss for the YEAR		(17,011)	(17,702)

Other Comprehensive Loss:
Currency translation differences		(230)	107

COMPREHENSIVE LOSS FOR THE YEAR		(17,241)	(17,595)

Loss per share attributable to the ordinary equity holder of the parent:
Basic and diluted (cents)	6	(0.27)	(0.41)

All losses are derived from continuing activities for the current and previous financial year.

The Company has elected to take the exemption under section 408 of the Companies Act 2006 not to present the parent company income statement. Refer note 5 for the results of the parent company.

The notes on pages 42 to 60 form an integral part of the consolidated financial statements.

AKARI THERAPEUTICS PLC	COMPANY NUMBER: 05252842

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS AT 31 DECEMBER 2022

		2022	2021
	Notes	$000	$000
ASSETS
Non-current assets
Property, plant and equipment	8	-	-
Intangible Assets	7	17	23
		17	23
Current assets
Trade and Other receivables	10	2,951	4,976
Cash and cash equivalents		13,250	9,361
		16,201	14,337

TOTAL ASSETS		16,218	14,360

EQUITY
Capital and reserves attributable to the Company’s equity shareholders
Called up share capital	12	744	476
Share premium	13	138,269	125,059
Capital redemption reserve	13	52,194	52,194
Other reserves	13	(810)	(580)
Merger reserve	13	9,128	9,128
Share based payment reserve	13	18,037	17,302
Reverse Acquisition reserve	13	(20,983)	(20,983)
Retained earnings	13	(191,340)	(174,329)
TOTAL EQUITY		5,239	8,267

LIABILITIES
Current liabilities
Trade and other payables	11	3,127	6,093
Warrant liability	14	7,852	-
TOTAL LIABILITIES		10,979	6,093

TOTAL EQUITY AND LIABILITIES		16,218	14,360

The financial statements were approved and authorised for issue by the Board of Directors on 5 June 2023 and were signed below on its behalf by:

Rachelle Jacques

Director and Chief Executive Officer

The notes on pages 42 to 60 form an integral part of these consolidated financial statements.

AKARI THERAPEUTICS PLC	COMPANY NUMBER: 05252842

PARENT COMPANY STATEMENT OF FINANCIAL POSITION

AS AT 31 DECEMBER 2022

		2022	2021
	Notes	$000	$000
ASSETS
Non-current assets
Property, plant and equipment	8	-	-
Investment in subsidiaries	9	20,339	20,339
		20,339	20,339
Current assets
Trade and Other receivables	10	6,717	8,826
Cash and cash equivalents		13,217	9,319
		19,934	18,145

TOTAL ASSETS		40,273	38,484

EQUITY
Capital and reserves attributable to the Company’s equity shareholders
Called up share capital	12	744	476
Share premium	13	138,269	125,059
Capital redemption reserve	13	52,194	52,194
Merger reserve	13	9,128	9,128
Share based payment reserve	13	18,037	17,302
Retained earnings	13	(188,871)	(171,590)
TOTAL EQUITY		29,501	32,569

LIABILITIES
Current liabilities
Trade and other payables	11	2,920	5,915
Warrant liability	14	7,852	-
TOTAL LIABILITIES		10,772	5,915

TOTAL EQUITY AND LIABILITIES		40,273	38,484

As permitted by Section 408 of the Companies Act 2006, the income statement of the parent Company is not presented as part of these financial statements. The parent Company’s loss for the financial year was $17,280,833 (2021: loss of $17,614,000).

The financial statements were approved and authorised for issue by the Board of Directors on 5 June 2023 and were signed below on its behalf by:

Rachelle Jacques

Director and Chief Executive Officer

The notes on pages 42 to 60 form an integral part of these consolidated financial statements.

AKARI THERAPEUTICS PLC

STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED 31 DECEMBER 2022

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Share	Share	Other	Merger	Share Based Payment	Reverse Acquisition	Capital Redemption	Retained
	Capital	Premium	Reserves	Reserve	Reserve	Reserve	Reserve	Earnings	Total
	$000	$000	$000	$000	$000	$000	$000	$000	$000
At 1 January 2021	385	111,978	(687)	9,128	16,987	(20,983)	52,194	(156,627)	12,375

Comprehensive gain/ (loss) for the year	-	-	107	-	-	-	-	(17,702)	(17,595)
Share based payments	-	-	-	-	315	-	-	-	315
Shares Issued	91	13,081	-	-	-	-	-	-	13,172
At 31 December 2021	476	125,059	(580)	9,128	17,302	(20,983)	52,194	(174,329)	8,267

Comprehensive gain/ (loss) for the year	-	-	(230)	-	-	-	-	(17,011)	(17,241)
Share based payments	-	-	-	-	735	-	-	-	735
Shares Issued	268	13,210	-	-	-	-	-	-	13,478
At 31 December 2022	744	138,269	(810)	9,128	18,037	(20,983)	52,194	(191,340)	5,239

The notes on pages 42 to 60 form an integral part of these consolidated financial statements.

AKARI THERAPEUTICS PLC

STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED 31 DECEMBER 2022

PARENT COMPANY STATEMENT OF CHANGES IN EQUITY

				Share Based	Capital
	Share	Share	Merger	Payment	Redemption	Retained
	Capital	Premium	Reserve	Reserve	Reserve	Earnings	Total
	$000	$000	$000	$000	$000	$000	$000
At 1 January 2021	385	111,978	9,128	16,987	52,194	(153,976)	36,696

Total comprehensive loss for the year	-	-	-	-	-	(17,614)	(17,614)
Share based payments	-	-	-	315	-	-	315
Shares Issued, net of transaction costs	91	13,081	-	-	-	-	13,172
At 31 December 2021	476	125,059	9,128	17,302	52,194	(171,590)	32,569

Total comprehensive loss for the year	-	-	-	-	-	(17,281)	(17,281)
Share based payments	-	-	-	735	-	-	735
Shares Issued, net of transaction costs	268	13,210	-	-	-	-	13,478
At 31 December 2022	744	138,269	9,128	18,037	52,194	(188,871)	29,501

The notes on pages 42 to 60 form an integral part of these consolidated financial statements.

AKARI THERAPEUTICS PLC

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED 31 DECEMBER 2022

		2022	2021
	Note	$000	$000
Cash flows from operating activities
Loss before income tax		(19,483)	(20,491)
Adjustments for:
Excess of consideration over fair value	14	1,963	-
Changes in fair value of warrants	14	(6,946)	-
Share-based payment	15	735	315
Foreign currency exchange gains		142	243
Depreciation and amortization		4	4
Increase/(decrease) in trade and other receivables		1,699	(1,742)
(Increase) in trade and other payables		(1,936)	(243)
Tax received		2,318	3,067
Net cash flows used in operating activities		(21,504)	(18,847)

Cash flows from financing activities
Proceeds from issuance of ordinary shares	12	26,942	13,330
Proceeds from ordinary shares to be issued	12	-	1,120
Issue costs		(1,748)	(157)
Proceeds for future exercises of warrants to purchase shares	11	94	-
Cash generated from financing activities		25,288	14,293

Exchange losses on cash and cash equivalents		105	(141)
Net increase / (decrease) in cash and cash equivalents		3,889	(4,695)
Cash and cash equivalents at beginning of year		9,361	14,056
Cash and cash equivalents at end of year		13,250	9,361

The notes on pages 42 to 60 form an integral part of these consolidated financial statements.

AKARI THERAPEUTICS PLC

PARENT COMPANY STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED 31 DECEMBER 2022

		2022	2021
	Notes	$000	$000
Cash flows from operating activities
Loss before income tax		(19,753)	(20,404)
Adjustments for:
Excess of consideration over fair value	14	1,963
Changes in fair value of warrants	14	(6,946)	-
Share based payments	16	735	315
Increase/(decrease) in trade and other receivables		1,782	(1,703)
(Increase) in trade and other payables		(1,966)	(263)
Taxation received		2,318	3,067
Exchange rate differences		385	143
Net cash flows used in operating activities		(21,482)	(18,845)

Cash flows from financing activities
Proceeds from issuance of ordinary shares	12	26,942	13,330
Proceeds from ordinary shares yet to be issued	12	-	1,120
Issue costs		(1,748)	(157)
Proceeds for future exercises of warrants to purchase shares	11	94	-
Cash generated from financing activities		25,288	14,293

Exchange gains on cash and cash equivalents		92	(143)
Net increase / (decrease) in cash and cash equivalents		3,898	(4,695)
Cash and cash equivalents at beginning of year		9,319	14,014
Cash and cash equivalents at end of year		13,217	9,319

The notes on pages 42 to 60 form an integral part of these consolidated financial statements.

AKARI THERAPEUTICS PLC

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2022

1.             ACCOUNTING POLICIES

Akari Therapeutics, Plc is a public company limited by shares registered in England and Wales under number 5252482, with its registered office at Highdown House, Yeoman Way, Worthing, West Sussex, BN99 3HH.

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

(a)           Basis of preparation

These consolidated financial statements of Akari Therapeutics, Plc have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the UK and IFRIC interpretations issued and effective or issued and early adopted as at the time of preparing these statements and with those parts of the Companies Act 2006 applicable to companies reporting under IFRS. The consolidated financial statements are prepared on a historical cost conversion modified for fair value measurement as required by IFRS 9. A summary of the significant accounting policies is set out below.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgement or complexity or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 1(r).

(b)           Basis of consolidation

Subsidiaries are all entities over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The subsidiaries are fully consolidated from the date on which control is transferred to the Group and deconsolidated from the date that control ceases.

The financial statements of the subsidiaries are prepared for the same financial year as the parent company, applying consistent accounting policies throughout the Group. Inter-company balances and transactions, including unrealised profits are eliminated on consolidation.

The Group financial statements consolidate the Company’s financial statements of Akari Therapeutics, Plc and its subsidiaries (the “Group”).

(c)           Going Concern

The Group meets its day-to-day working capital requirements through funding. In assessing the Company’s ability to continue as a going concern, Management has prepared financial forecasts covering at least the next twelve months from the date of approval of the financial statements.

The Group’s forecast and projections, show that at present, the Group has insufficient working capital to fulfil its current business plan without the Group raising additional capital.

As of December 31, 2022, the Company had $13.2 million of cash. To date, the Company has primarily financed its operations through the sale of share capital. The Company has experienced significant negative cash flows from operations since inception including net losses of $17.2 million, $17.4 million and $17.1 million for the years ended December 31, 2022, 2021 and 2020, respectively. The Company expects to incur substantial operating losses and negative cash flows from operations for the foreseeable future.

In March 2023, the Company sold to certain accredited and institutional investors, led by its existing investors, including Dr. Ray Prudo, its Chairman, an aggregate of 26,666,667 ADSs in a registered direct offering, or the March 2023 Registered Offering, at $0.15 per ADS for aggregate gross proceeds of approximately $4.0 million. The Company also entered into a letter agreement with Paulson Investment Company, LLC, or the March 2023 Placement Agent, to serve as our placement agent in connection with this offering.

AKARI THERAPEUTICS PLC

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2022

1.            ACCOUNTING POLICIES (continued)

(c)	Going Concern (continued)

As of May 31, 2023, we expect our existing cash, which includes net proceeds of $3.7 million received from the issuance of share capital in our March 2023 registered direct offering, will be sufficient to fund our operations through October 2023. We expect to incur substantial operating losses and negative cash flows from operations for the foreseeable future. To fund our future capital needs, we plan to raise additional funds through equity or debt financings or other sources, such as strategic partnerships, alliance and/or licensing arrangements, government grants and in the long term, proceeds from sales of commercial product. There can be no assurance that additional funds will be available when we need them on terms that are acceptable to us, or at all. If adequate funds are not available on a timely basis, we may be required to terminate or delay development for one or more of our product candidates.

Based on our recurring losses from operations incurred since inception, our expectation of continuing operating losses for the foreseeable future, negative operating cash flows for the foreseeable future, and the need to raise additional capital to finance future operations, we have concluded that these are material uncertainties that may cast significant doubt regarding our ability to continue as a going concern within one year after the date that these consolidated financial statements are issued. Notwithstanding these uncertainties, the accompanying consolidated financial statements have been prepared assuming that we will continue as a going concern, which contemplates the realisation of assets and the satisfaction of liabilities in the normal course of business. As such, the accompanying consolidated financial statements do not reflect any adjustments relating to the recoverability and classification of recorded assets and liabilities that might be necessary if we are unable to continue as a going concern.

(d)           Standards and interpretations adopted during the year

The accounting policies adopted in the preparation of these Consolidated Financial Statements are consistent with those followed in the preparation of the Group’s audited consolidated financial statements for the year ended 31 December 2022, which were prepared in accordance with the International Financial Reporting Standards (“IFRS”), as adopted by the United Kingdom, updated to adopt those standards which became effective for periods starting on or before 1 January 2021. None of the new standards have had a material impact on the Group.

Standards issued, but not yet effective

The following standards are issued, but not yet effective. The Group intends to adopt these standards, if applicable, when they become effective. It is not expected that these standards will have a material impact on the Group.

The following amendments are effective for the period beginning 1 January 2023:

•	Amendments to IAS 1 Presentation of Financial Statements: Classification of Liabilities as Current or Non-current and Amendments to IAS 1: Classification of Liabilities as Current or Non-current – Deferral of Effective Date – effective 1 January 2023*
•	Amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2: Disclosure of Accounting Policies – effective 1 January 2023
•	Amendments to IAS 8 Accounting policies, Changes in Accounting Estimates and Errors –Definition of Accounting Estimates – effective 1 January 2023
•	Amendments to IAS 12 Income Taxes – Deferred Tax Related to Assets and Liabilities arising from a Single Transaction - effective 1 January 2023

The following amendments are effective for the period beginning 1 January 2024:

•	IFRS 16 Leases (Amendment – Liability in a Sale and Leaseback)
•	IAS 1 Presentation of Financial Statements (Amendment – Classification of Liabilities as Current or Non-current)
•	IAS 1 Presentation of Financial Statements (Amendment – Non-current Liabilities with Covenants)

The directors of the Company (the “Directors”) anticipate that the application of all new and amendments to IFRS will have no material impact on the future results of the Company in the foreseeable future.

AKARI THERAPEUTICS PLC

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2022

1.             ACCOUNTING POLICIES (continued)

(e)           Foreign currency translation

Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The functional currency of Akari Therapeutics, Plc is U.S. dollars. The Group and Parent Company financial statements are presented in U.S Dollars which is considered to the Group’s presentation currency.

Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rate prevailing at the date of the transactions or valuation where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement.

Group companies

The results and financial position of all the Group entities (none of which has the currency of a hyper-inflationary economy) that have a functional currency different from the presentation currency are translated as follows:

a)	assets and liabilities at the balance sheet date are translated at the closing rate as at that balance sheet date;

b)	income and expenses for each income statement are translated at average exchange rates; and
c)	all resulting exchange differences are recognised in other comprehensive income.

(f)            Cash and cash equivalents

Cash and cash equivalents include cash in hand and deposits held at call with banks.

(g)           Trade and other payables

Trade payables are obligations to pay for goods or services received that have been acquired in the ordinary course of the business from suppliers. Trade payables are classified as current liabilities if payment is due within one year or less. If not, they are presented as non-current liabilities. Executory contracts are recognised when both parties to the contract met their respective obligations. Trade and other payable are unsecured, non-interest bearing and are stated at cost.

(h)           Trade and other receivables

Trade and other receivables are recognised at fair value less a provision for impairment. Bad debts are written off through the income statement when identified. If collection is expected in one year or less, they are classified as current assets. If not, they are presented as non-current assets.

(i)            Financial liabilities

All financial liabilities are recognised in the statement of financial position when the Group becomes a party to the contractual provision of the instrument.

Financial liabilities measured at amortised cost

The Group’s financial liabilities measured at amortised cost comprise trade payables and other payables and bank and other borrowings.

These financial liabilities are initially measured at fair value net of any transaction costs directly attributable to the issue of the instrument and are subsequently measured at amortised cost using the effective interest rate method.

The effective interest method is a method of calculating the amortised cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial liability to the amortised cost of a financial liability.

AKARI THERAPEUTICS PLC

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2022

1.             ACCOUNTING POLICIES (continued)

(i)            Financial liabilities (continued)

Financial liabilities measured at fair value through profit or loss

Financial liabilities held at fair value through the profit or loss comprise warrants on initial recognition. The warrants are initially measured at fair value and are carried in the statement of financial position at fair value. Subsequent to the initial recognition, the warrants are remeasured to fair value at each financial period end date. The changes in fair value are recognised in the statement of comprehensive income.

All instruments for which fair value is recognised or disclosed are categorised within the fair value hierarchy, which consists of the following 3 levels:

-	Quoted prices (unadjusted), in active markets for identical assets or liabilities (level 1);
-	Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly (level 2);
-	Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs), (level 3).

Derivative instruments

Derivative liabilities are carried in the consolidated statement of financial position at fair value with changes in fair value recognised in the profit and loss. The Group does not hold or issue derivative instruments for speculative or hedging purposes. Other than these derivative financial instruments, the Group does not have any liabilities held for trading nor has it designated any financial liabilities as being at fair value through profit or loss. The fair value of derivatives is determined appropriate valuation techniques, including pricing models, and observable market inputs.

Transaction costs associated with hybrid instruments are allocated to their equity and liability components on the basis of their fair values at initial recognition. Transaction costs associated with derivative liabilities classified as fair value through the profit and loss are recognised immediately in the profit and loss, transaction costs associated with equity are treated as a deduction in equity.

(j)            Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of shares or options are shown in equity as a deduction, net of tax, from the proceeds.

(k)           Research and development expenditure

Research costs are expensed through the income statement as they are incurred. Research and development expenses include, among other costs, costs incurred by outside laboratories and other accredited facilities in connection with clinical trials and preclinical studies.

Under IAS 38, development costs are only capitalised after technical and commercial feasibility of the asset for sale or use have been established. The company must intend and be able to complete the asset and either use it or sell it and be able to demonstrate how the asset will generate future economic benefit. If the company cannot distinguish between the research and the development phase, then all costs are expensed as research costs.

AKARI THERAPEUTICS PLC

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2022

1.             ACCOUNTING POLICIES (continued)

(l)            Property, plant and equipment

Property, plant and equipment are measured at cost, including directly attributable costs, less accumulated depreciation and excluding day-to-day servicing expenses. The assets residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

Depreciation is calculated on a straight-line basis over the useful life of the assets at annual rates as follows:

Computers, peripheral and scientific equipment	33%
Office furniture and equipment	33%

The Group reviews all long-lived assets for impairment whenever events or circumstances indicate the carrying amount of such assets may not be recoverable. Recoverability of assets to be held or used is measured by comparison of the carrying value of the asset to the future undiscounted net cash flows expected to be generated by the asset. If such asset is considered to be impaired, the impairment recognised is measured by the amount by which the carrying value of the asset exceeds the discounted future cash flows expected to be generated by the asset.

(m)	Intangible assets

Patent acquisition costs and related capitalised legal fees are recognised at historical cost. Patents have a finite useful life and are carried at cost less accumulated amortisation. Amortisation is calculated using the straight-line basis method and are amortised over the shorter of the legal or useful life. The estimated useful life for current patents is twenty two years.

The Group expenses costs associated with maintaining and defending patents subsequent to their issuance in the period the costs are incurred.

(n)	Investments

Investments in subsidiary undertakings are stated at cost less provisions for impairment.

(o)	Share-based payments and warrants

Where share options or warrants are awarded to directors and employees, the fair value of the options or warrants at the grant date is charged to the consolidated income statement over the vesting period. Non-market vesting conditions are taken into account by adjusting the number of equity instruments expected to vest at each balance sheet date so that, ultimately, the cumulative amount recognised over the vesting period is based on the number of options that eventually vest. Market vesting conditions are factored into the fair value of the options and warrants granted. As long as all other vesting conditions are satisfied, a charge is made irrespective of whether the market vesting conditions are satisfied. The cumulative expense is not adjusted for failure to achieve a market vesting condition.

Where the terms and conditions of options and warrants are modified before they vest, the increase in the fair value of the options and warrants, measured immediately before and after the modification, is also charged to the consolidated income statement over the remaining vesting period.

When the options and warrants are exercised, the company issues new shares. The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options and warrants are exercised.

When share options and warrants lapse, any amounts credited to the share-based payments reserve are released to the retained earnings reserve.

Where warrants and options issued with settlement criteria that outside fixed for fixed criteria as outlined by IAS 32 (i.e. fixed number of shares for fixed amount of cash) the resulting fair value of the instruments issued will be classified in financial liabilities.

AKARI THERAPEUTICS PLC

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2022

1.             ACCOUNTING POLICIES (continued)

(p)	Finance income and expenses

Interest income and expenses are recognised using the effective interest method. It mainly comprises of changes in the fair value of financial assets and liabilities that are measured at fair value through the income statement and exchange gains and losses which is reported on a net basis in the statement of comprehensive loss.

(q)	Deferred taxation

Deferred tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying values in the financial statements. The deferred tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction, other than a business combination, that at the time of the transaction does not affect either the accounting or taxable profit or loss. Deferred tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred tax asset is realised or the deferred tax liability is settled.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which temporary differences can be utilised.

(r)	Critical accounting estimates and judgements

The Group makes estimates and assumptions concerning the future. The preparation of financial statements requires management and the Board of Directors to make estimates and judgments that affect reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. These estimates are based on historical experience and various other assumptions that management and the Board believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions, significantly impacting earnings and financial position.

Management believes that the following areas, all of which are discussed and separately marked in the respective sections of Note 1 “Accounting Policies,” comprise the most difficult, subjective or complex judgments it has to make in the preparation of the financial statements: Assessment of the capitalisation of research and development expenditure, calculation and classification of share based payments and the assessment of the carrying value of the subsidiary for impairment.

Research and Development: Under IAS 38: Intangible Assets, the Group must determine whether to recognise research costs incurred as an expense or asset. Depending on the development stage of a project determines whether an expense can be capitalised. Difficultly can arise at determining the stage of a project. No costs have been capitalised in the year ended 31 December 2022.

Share based payments: The Group issues share options and warrants to employees, service providers and investors. Where share options and warrants are issued in return for services, appropriate valuation methods are used to recognise an appropriate expense is recognised in the financial statements. These valuation methods are subject to significant estimation as outlined in note 16. Where warrants issued to investors are classified as free-standing liabilities, they are remeasured to fair value at each reporting date for which both judgement and estimation is required in relation based on unobservable valuation input assumptions, resulting in a higher degree of estimation uncertainty.

Investment in subsidiary: The Parent must continually assess the carrying value of investments in subsidiaries for indications of impairment. Indications of impairment are considered with reference to the Group’s market capitalisation, internal assessment of the ongoing contribution of intellectual property and any other indications of obsolescence and progress in line with the Group’s business plan.

Classification of warrants: The Directors consider the warrants to represent a derivative liability due to the potential modification of the exercise price under certain conditions that the Directors believe are possible to occur. This modification results in the warrants failing the ‘fixed for fixed’ test, as outlined in IAS 32 para 16, which is required to recognise the warrants as equity instruments. This test requires the Company to provide a fixed number of shares for a fixed amount of cash on exercise of the warrants which would not be the case should the exercise price be modified. Accordingly, the warrants are recognised as derivative liabilities, whereby the fair value must be assessed at each balance sheet date with a review of the underlying inputs undertaken.

AKARI THERAPEUTICS PLC

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2022

2.	EXPENSES BY NATURE

	2022	2021
	$000	$000
The operating loss is stated after charging/(crediting):
Employee benefit expense (see below)	6,267	4,249
Depreciation	-	-
Amortisation	4	4
Exchange loss	453	193
Auditors’ remuneration
- fees for the audit of the Group and Parent Company financial statements	45	44

	2022	2021
	$000	$000
Employee benefit expense
Wages and salaries	5,747	3,852
Social security costs	520	397

	6,267	4,249

The average number of persons (including directors)
employed by the group during the year was as follows:
Office and administration	17	16

Key management remuneration
Wages and salaries	3,054	1,694

The key management is considered to be the directors and senior management team. Details of directors’ remuneration and share based compensation can be seen within the Directors’ Remuneration Report on pages 13 to 29.

AKARI THERAPEUTICS PLC

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2022

3.             NET FINANCE INCOME/(LOSS)

	2022	2021
	$000	$000
Interest Income	46	11
Interest Expense	(25)	-
Other	(596)	(28)
	(575)	(17)

4.             INCOME TAX CREDIT

	2022	2021
	$000	$000
Current tax:
Current tax on losses for the year	(2,865)	(2,752)
Adjustment in respect of prior years	393	(37)
	(2,472)	(2,789)
The tax assessed in the year is different from the standard rate of corporation tax in the UK of 19% in 2022 (2021: 19%)
The differences are explained below:

Loss before tax	(19,483)	(20,491)

Loss on ordinary activities before tax multiplied by the standard
companies’ rate of tax in the UK	(3,702)	(3,893)

Effects of:
Deferred tax asset on losses not recognised	1,724	2,215
Expenses not deductible for tax purposes	570	110
Surrender of tax loses for R&D tax credit refund	1,408	1,568
Additional deduction for R&D tax credit	(2,472)	(2,752)
Adjustment in respect of prior years	-	(37)
Tax credit	(2,472)	(2,789)

5.             LOSS ATTRIBUTABLE TO THE PARENT COMPANY

The parent Company has taken advantage of section 408 of the Companies Act 2006 and has not included its own profit and loss account in these financial statements. The parent Company had a loss for the year of $17,280,833 (2021: $17,614,000).

AKARI THERAPEUTICS PLC

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2022

6.             BASIC AND DILUTED LOSS PER SHARE

The calculation of basic and diluted loss per share is based on the loss attributable to ordinary shareholders of $17,010,978 (2021: $17,702,000) and a weighted average number of Ordinary Shares outstanding during the year ended 31 December 2022 of 6,243,462,410 (2021: 4,292,112,667) calculated below. As a loss making group, outstanding share options are considered antidilutive and therefore basic and diluted loss per share are considered to be equal.

	2022	2021
	$000	$000
Loss attributable to ordinary shareholders	17,011	17,702

	2022	2021
	Number	Number
Weighted average number of ordinary shares
Number of shares in issue at the beginning of the year	4,292,112,667	3,847,331,923
Effect of shares issued during year	1,951,349,743	444,780,744
Weighted average number of ordinary shares in issue for the year	6,243,462,410	4,292,112,667

7.             INTANGIBLE ASSETS GROUP

	2022	2021
	$000	$000
Patent acquisition costs
Cost
At 1 January	95	95
Additions	-	-
At 31 December	95	95

Amortisation
At 1 January	(72)	(68)
Charge for the year	(4)	(4)
Exchange rate difference	(2)	-
At 31 December	(78)	(72)

Net Book Value
At 31 December	17	23

AKARI THERAPEUTICS PLC

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2022

8.             PROPERTY PLANT AND EQUIPMENT

GROUP & COMPANY

	2022	2021
	$000	$000
Office furniture and equipment
Cost
At 1 January	172	172
Additions	-	-
At 31 December	172	172

Depreciation
At 1 January	(172)	(172)
Charge for the year	-	-
At 31 December	(172)	(172)

Net Book Value
At 31 December	-	-

9.             INVESTMENTS IN SUBSIDIARIES

Investments in Subsidiary Undertakings
$000
Company

At 1 January 2021	20,339
Additions	-
At 31 December 2021	20,339

At 1 January 2022	20,339
Additions	-
At 31 December 2022	20,339

The Company directly owns 100% of the issued share capital of the following subsidiaries, which have been included in the consolidated financial statements:

	Principal activity	Country of incorporation	Holdings	%
Volution Immuno Pharmaceuticals SA	Development of pharmaceutical drugs	Switzerland	Ordinary	100
Celsus Therapeutics Inc.	Dormant	United States	Ordinary	100
Morria Biopharma Ltd.	Dormant	Israel	Ordinary	100
Akari Malta Limited	Regulatory compliance	Malta	Ordinary	100

Registered office addresses of subsidiaries:

Volution Immuno Pharmaceuticals SA : Place Des Eaux-Vives 6, 1207 Geneva, Switzerland

Celsus Therapeutics Inc: 1209 Orange Street, Wilmington, DE 19801

Morria Biopharma Ltd: 1209 Orange Street, Wilmington, DE 19801

Akari Malta Limited: 189 Marina Suites, Marina Street, Pieta, Malta PTA9041

AKARI THERAPEUTICS PLC

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2022

10.           TRADE AND OTHER RECEIVABLES

	Group		Company
	2022	2021	2022	2021
	$000	$000	$000	$000
Due from a related party	-	-	3,774	3,856
Prepayments and accrued income	465	2,264	459	2,258
Income tax receivable	2,386	2,712	2,386	2,712
Other receivables	100	-	98	-
	2,951	4,976	6,717	8,826

11.           TRADE AND OTHER PAYABLES

	Group		Company
	2022	2021	2022	2021
	$000	$000	$000	$000
Trade payables	947	1,788	756	1,627
Accrued expenses	2,106	3,185	2,070	3,168
Other payables	94	-	94	-
Share application funds received in advance	-	1,120	-	1,120
	3,127	6,093	2,920	5,915

The directors consider that the carrying value of trade and other payables approximates to their fair value. Included within other payables is an amount of $94,118 (2021: $nil) that relates to pre-funded cashless exercise price of warrants received.

12.           CALLED UP SHARE CAPTIAL

		Share
	2022	Capital
	No. of Shares	($)
Issued and fully paid
Akari Therapeutics, Plc

As at 1 January 2022	4,759,731,923	475,973

Issuance of ordinary shares	2,685,185,200	268,519

As at 31 December 2022	7,444,917,123	744,492

Issue of shares

On September 14, 2022, the Company sold to certain accredited and institutional investors, led by existing investors of the Company, including Dr. Ray Prudo, the Company’s Chairman, an aggregate of 15,100,000 ADSs in a registered direct offering at $0.85 per ADS for aggregate gross proceeds of approximately $12.8 million. The Company also entered into a letter agreement with A.G.P./Alliance Global Partners to serve as the placement agent for the Company in connection with this offering. In connection with the sale of the ADSs in the September 2022 Registered Direct Offering, the Company issued to the investors registered Series A warrants to purchase an aggregate of 15,100,000 ADSs at $0.85 per ADS and registered Series B warrants to purchase an aggregate of 15,100,000 ADSs at $0.85 per ADS.

On March 10, 2022, the Company sold to certain accredited and institutional investors, led by existing investors of the Company, including Dr. Ray Prudo, the Company’s Chairman, an aggregate of 7,440,833 ADSs in a registered direct offering at $1.20 per ADS for aggregate gross proceeds of approximately $8.9 million. The Company also entered into a letter agreement with Paulson Investment Company, LLC to serve as the placement agent for the Company in connection with this offering.

In December 2021, the Company entered into securities purchase agreements with certain accredited and institutional investors, including Dr. Ray Prudo, the Company’s Chairman, providing for the issuance of an aggregate of 4,311,019 ADSs in a registered direct placement at $1.40 per ADS for aggregate gross proceeds of approximately $6.0 million which closed on January 5, 2022. As of December 31, 2021, the Company received approximately $1,120,000 gross proceeds from investors which were classified as Current liabilities in the financial statements due to termination rights by investors prior to closing of the 2021 Registered Direct which occurred on January 4 and 5, 2022. The Company also entered into a letter agreement with Paulson Investment Company, LLC to serve as the placement agent for the Company in connection with this offering. In connection with the offering, on January 4 and 5, 2022, the Company issued to the investors registered warrants to purchase a total of 2,155,507 ADSs at $1.65 per ADS. The Company paid an aggregate of $542,835 in placement agent fees and expenses and issued registered placement agent warrants to the Placement Agent to purchase an aggregate of 172,441 ADS on January 4, 2022 at $1.75 per ADS.

52

AKARI THERAPEUTICS PLC

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2022

In July 2021, we sold to certain accredited and institutional investors, led by some of our existing investors, including Praxis Trustees Limited as trustee of Sonic Healthcare Holding Company EFRBS (“Praxis Trustees Limited”) which is beneficially owned by Dr. Ray Prudo, the Company’s Chairman, an aggregate of 7,947,529 ADSs in a private placement at $1.55 per ADS for aggregate gross proceeds of approximately $12.3 million. We also entered into a letter agreement with Paulson Investment Company, LLC, or the Placement Agent, to serve as our placement agent in connection with this offering. In connection with the offering, we issued to the Placement Agent unregistered warrants to purchase 398,384 ADSs at $2.32 per ADS. As at the 31 December 21, all of the 398,384 warrants were outstanding.

In May 2021, the Company sold to Aspire Capital LLC a total of 117,647,100 ordinary shares of the Company for total gross proceeds of $2,000,001 under the Purchase Agreement.

13.           RESERVES

The following describes the nature and purpose of each reserve within equity:

Share premium - Accumulated amounts subscribed for share capital in excess of the nominal value of the share capital issued. Costs relating to the issue of shares are offset against share premium. Issue costs incurred in the year ended 31 December 2022 offset in share premium were $1,747,975 (31 December 2021: $157,000).

Retained earnings – Includes all current and prior period losses

Other reserves - Accounts for all other gains and losses reported by the group and not recognised elsewhere. Includes accumulated gains and losses arising from the retranslation of the net assets of overseas entities.

Share based payment reserve – This includes all movement for share options granted during the period.

Merger reserve – Merger reserve represents the premium on the shares issued to acquire Volution Immuno Pharmaceuticals SA in accordance with the provisions of S612 of the Companies Act 2006.

Reverse acquisition reserve – The reverse acquisition reserve relates to the reverse acquisition between Celsus Therapeutics PLC and Volution Immuno Pharmaceuticals SA on 18 September 2015.

Capital redemption reserve – Amounts transferred from share capital on redemption of issued shares.

14.           WARRANTS

On September 14, 2022, the Company’s sale of ADSs to accredited and institutional investors also included the issuance of series A and series B warrants. The series A warrants allow the investors to purchase an aggregate of 15,100,000 ADSs at $0.85 per ADS (“Series A warrants”). The Series A warrants are immediately exercisable and expire two years from issuance (September 14, 2024). The series B warrants allow the investors to purchase an aggregate of 15,100,000 ADSs at $0.85 per ADS (“Series B warrants”). The Series B warrants are immediately exercisable and expire seven years from issuance (September 14, 2029). The Series A warrants and the Series B warrants may be exercised on a cashless basis if six months after issuance there is no effective registration statement registering the ADSs underlying the warrants. Pursuant to the cashless exercise provision, the warrant holder must make an additional payment to the Company equal to the nominal value of an ADS (i.e., $0.0001) per warrant ADS to be issued pursuant to the cashless exercise.

The fair value of the Series A and Series B warrants was determined using the Black-Scholes Option Pricing Model, which uses various assumptions, including (i) fair value of the Company’s ADSs, (ii) exercise price of the warrant, (iii) expected term of the warrant, (iv) expected volatility and (v) expected risk-free interest rate.

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AKARI THERAPEUTICS PLC

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2022

14.           WARRANTS (continued)

Below are the assumptions used for the fair value calculations of warrants issued on 14 September 2022 and at the year end 31 December 2022:

	14 September 2022		31 December 2022
	Series A	Series B	Series A	Series B
Stock price	$0.71	$0.71	$0.47	$0.47
Exercise price	$0.85	$0.85	$0.85	$0.85
Expected term (in years)	2.0	7.0	1.7	6.7
Volatility	100%	120%	80%	120%
Risk-free rate	3.78%	3.52%	4.37%	3.96%

The following table summarizes the activity in the warrant liability during the year ended December 31, 2022:

	Series A ($)	Series B ($)	Total ($)
Fair value at 1 January 2022	-	-	-
Issuance of warrant	5,285,000	9,513,000	14,798,000
Change in fair value	(3,473,000)	(3,473,000)	(6,946,000)
Fair value at 31 December 2022	1,812,000	6,040,000	7,852,000

The Company is accounting for the warrants in accordance with IAS 32 Financial Instruments: Presentation. IAS 32 provides that the Company’s financial instruments shall be classified on initial recognition in accordance with the substance of the contractual arrangement and the definitions of a financial liability or an equity instrument.

The Company determined that the Series A and Series B warrants (collectively, the “September 2022 Warrants”) represent freestanding financial instruments because based on the warrant term their volatility input would preclude an option contract from being considered indexed to an entity’s own stock.

The grant date fair value of the September 2022 Warrants totaled $14,798,000, which exceeded the $12,835,000 proceeds received from the sale of ADSs. The Company concluded that the September 2022 Registered Direct Offering was conducted on an arm’s length basis and it used an external subject matter valuation expert to determine the fair value of the warrants. The excess fair value over the proceeds received of $1,963,000 at grant date was recognized as a non-operating expense in the consolidated statement of operations and comprehensive loss.

In connection with the September 2022 Registered Direct Offering, the Company expensed $1.7 million of issuance costs associated with the September 2022 Warrants during the year ended December 31, 2022, which have been recognized as general and administrative expense in the consolidated statement of operations and comprehensive loss.

At December 31, 2022, the fair value of the September 2022 Warrants was $7,852,000.

54

AKARI THERAPEUTICS PLC

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2022

15.           SHARE OPTIONS

In accordance with the Company’s 2014 Equity Incentive Plan (the “Plan”), the number of shares that may be issued upon exercise of options under the Plan shall not exceed 890,000,000 Ordinary Shares. (31 December 2021: 400,000,000). At 31 December 2022, 354,850,715 Ordinary Shares are available for future issuance under the Plan (31 December 2021: 257,050,965). The option plan is administered by the Company’s board of directors and grants are made pursuant thereto by the compensation committee. The per share exercise price for the shares to be issued pursuant to the exercise of an option shall be such price equal to the fair market value of the Company’s Ordinary Shares on the grant date and set forth in the individual option agreement. Options expire ten years after the grant date and typically vest over one to four years.

	2022		2021
	Number	Weighted Average Exercise Price $	Number	Weighted Average Exercise Price $
Outstanding at the beginning of the year	142,949,035	0.07	112,649,035	0.09
Granted during the year	409,396,700	0.01	30,300,000	0.02
Forfeited/waived during the year	(38,671,850)	0.15	-	-
Total outstanding at the end of the year	513,673,885	0.02	142,949,035	0.07
Total exercisable (vested)	128,451,772	0.04	97,499,035	0.10

The weighted average remaining contractual life of the options is 8.7 years (2021: 6.8 years).

55

AKARI THERAPEUTICS PLC

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2022

15.           SHARE OPTIONS (continued)

The following is a summary of the Group's share options granted separated into ranges of exercise price:

Exercise price (range) ($)	Options outstanding at 31 December 2022	Weighted average remaining contractual life (years)	Weighted average exercise price ($)	Options exercisable at December 31, 2022	Remaining contractual life for exercisable options (years)	Weighted average exercise price for exercisable options ($)
<0.01	106,500,000	9.8	0.01	-	-	-
0.01	286,896,700	9.3	0.01	29,674,587	9.2	0.01
0.02-0.05	102,000,000	6.8	0.02	80,500,000	6.3	0.02
0.12-0.32	18,227,185	3.3	0.16	18,277,185	3.3	0.16
	513,673,885			128,451,772

Exercise price (range) ($)	Options outstanding at 31 December 2021	Weighted average remaining contractual life (years)	Weighted average exercise price ($)	Options exercisable at December 31, 2021	Remaining contractual life for exercisable options (years)	Weighted average exercise price for exercisable options ($)
0.02-0.05	107,900,000	7.7	0.02	62,450,000	6.9	0.02
0.12-0.19	18,334,629	4.3	0.15	18,334,629	4.3	0.15
0.32	16,714,406	3.7	0.32	16,714,406	3.7	0.32
	142,949,035			97,499,035

The Company measures compensation cost for all share-based awards at fair value on the date of grant and recognizes compensation expense in general administrative and research and development expenses within its Consolidated Statements of Comprehensive Loss using the straight-line method over the service period over which it expects the awards to vest.

The Company estimates the fair value of all time-vested options as of the date of grant using the Black-Scholes option valuation model, which was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. Option valuation models require the input of highly subjective assumptions, including the expected share price volatility, which is calculated based on the historical volatility of peer companies. The Company uses a risk-free interest rate, based on the U.S. Treasury instruments in effect at the time of the grant, for the period comparable to the expected term of the option. Given its limited history with share option grants and exercises, the Company uses the “simplified” method in estimating the expected term, the period of time that options granted are expected to be outstanding, for its grants.

The Company classifies its stock-based payments which are settled in ordinary shares as equity-classified awards. The Company measures equity-classified awards at their grant date fair value and does not subsequently re-measure them. Compensation costs related to equity-classified awards generally are equal to the grant-date fair value of the award amortized over the vesting period of the award.

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AKARI THERAPEUTICS PLC

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2022

15.          SHARE OPTIONS (continued)

Below are the assumptions used for the options granted in the year ended 31 December 2022:

2022
Expected dividend yield	0%
Expected volatility	72.8%-120.0%
Risk-free interest	1.46%-4.34%
Expected life	5.5-6.25 years

Below are the assumptions used for the options granted in the year ended 31 December 2021:

2021
Expected dividend yield	0%
Expected volatility	70.7%-83.2%
Risk-free interest	0.64%-1.25%
Expected life	5.5-6.25 years

During the year ended 31 December 2022 the Group recognized $735,000 (2021: $315,000) in share-based compensation expenses for employees and directors. At 31 December 2022, there was approximately $3,318,921 of unrecognized compensation cost related to unvested share-based compensation arrangements granted under the Group’s share option plans which the company expects to recognize over 3.1 years.

16.          FINANCIAL INSTRUMENTS

The Group’s activities expose it to financial risks: foreign current risk and credit risk and also non-financial risks: market risk. The Group’s overall risk management program focuses on unpredictability and seeks to minimised the potential adverse effects on the Group’s financial performance. The Board, on a regular basis, reviews key risks and, where appropriate, actions are taken to mitigate the key risks identified.

The fair value measurement of the Group’s financial and non-financial assets and liabilities utilities market observable inputs and data as far as possible. Inputs used in determining fair value measurements are categorised into different levels based on how observable the inputs used in the valuation technique utilised are (the “fair value hierarchy”):

Level 1: Quoted prices in active markets for identical items;

Level 2: Observable direct or indirect inputs other than Level 1 inputs; and

Level 3: Unobservable inputs, thus not derived from market data.

The classification of an item into the above levels is based on the lowest level of the inputs used that has a significant effect on the fair value measurement of the item. There have been no transfers between levels during the period.

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AKARI THERAPEUTICS PLC

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2022

16.           FINANCIAL INSTRUMENTS (continued)

The Group has the following categories of financial instruments as at 31 December 2022:

	2022	2021
	$000	$000
Financial assets measured at amortised cost:
Other receivables	-	-

Financial liabilities measured at amortised cost:
Trade payables and other payables	3,126	5,994

Financial liabilities measured at FVPL
Warrant liability (Note 14)	7,852	-

There is no significant difference between the fair value and the carrying value of financial instruments.

All financial instruments are classified as current assets and current liabilities. There are no non-current financial instruments as at 31 December 2022.

For details of valuation techniques and significant unobservable inputs related to determining the fair value of the warrant liability, which is classified in level 3 of the fair value hierarchy, refer to Note 14.

The Group’s risk management policies are established to identify and analyse the risks faced by the Group, to set appropriate risk limits and controls, and to monitor risks and adherence limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities.

Financial risks factors:

The Group's activities are exposed to foreign exchange risk. The Group's comprehensive risk management plan focuses on activities and strategies that reduce adverse effects on the financial performance of the Group to a minimum.

1.             Foreign currency risk:

The Group is exposed to foreign currency risk arising on cash and cash equivalents and receivables denominated in a currency other than the respective functional currencies of the Group. The currencies in which these transactions primarily are denominated are GBP Sterling (GBP). Swiss Franc (CHF) and Euro (EUR).

The following balances held in foreign currency at the reporting date are:

	Group		Company
	31 December 2022	31 December 2021	31 December 2022	31 December 2021
	$’000	$’000	$’000	$’000
GBP	152	193	152	193
CHF	10	193	10	193
EUR	41	292	41	292
Total net exposure	203	678	203	678

58

AKARI THERAPEUTICS PLC

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2022

16.           FINANCIAL INSTRUMENTS (continued)

Sensitivity analysis

A 10 percent strengthening of USD against the respective currencies at 31 December 2022 would have decreased equity and profit and loss by the amounts shown below:

Group

	Profit and loss		Equity
	31 December 2022	31 December 2021	31 December 2022	31 December 2021
	$	$	$	$

GBP	(15)	(19)	(15)	(19)
CHF	(1)	(29)	(1)	(29)
EUR	(4)	(19)	(4)	(19)
Total net exposure	(20)	(67)	(20)	(67)

Company

	Profit and loss		Equity
	31 December 2022	31 December 2021	31 December 2022	31 December 2021
	$	$	$	$

GBP	(15)	(19)	(15)	(19)
CHF	(1)	(29)	(1)	(29)
EUR	(4)	(19)	(4)	(19)
Total net exposure	(20)	(67)	(20)	(67)

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Group's exposure to the risk of changes in foreign exchange rates relates primarily to the Group's operating activities when expenses are denominated in a different currency from the Group's functional currency.

2.             Credit risk:

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or supplier contract, leading to a financial loss. Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of cash and cash equivalents. Cash and cash equivalents and short-term deposits are deposited with major banks in Europe and the United States, and invested mostly in U.S. dollars and Great British Pounds. Such redeemed upon demand and therefore bear low risk.

3.             Market risk:

The Group's financial instruments comprise equity investments, cash and various items such as trade debtors and trade creditors that arise directly from its operations. The main risk arising from the Groups financial instruments is liquidity risk. During the period the Group issued to investors Series A and Series B Warrants, exercisable to purchase in the aggregate up to 15,100,000 ADSs at an exercise price of $0.85 per ADS each. On initial recognition both the Series A and Series B Warrant instruments met the definition of a derivative instrument and was subsequently recognized as such. As at 31 December 2022 the Group has sufficient cash to cover the Warrant liability and as such the Directors do not consider this to be a significant risk.

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AKARI THERAPEUTICS PLC

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2022

17.           RELATED PARTY TRANSACTIONS

The following transactions were carried out with related parties:

Office Lease - The Company leases its offices in London from The Doctors Laboratory (“TDL”) and has incurred expenses of approximately $129,000 plus VAT during the year ended 31 December 2022 (2021: $146,000). David Byrne, a non-employee director of the Company, is also the Chief Executive Officer of TDL and Dr. Ray Prudo, the Company’s Executive Chairman, is also Non-Executive Chairman of the Board of Directors of TDL.

Laboratory Testing Services - The Company has received laboratory testing services for its clinical trials provided by TDL and has incurred expenses of approximately $89,000 plus VAT during the year ended 31 December 2022 (2021: $102,000). The Company recorded payable balances to TDL of approximately $23,000 plus VAT as of December 31, 2022 (2021: $32,000).

Consulting - A non-employee director of the Company began providing business development consulting services in January 2018. The Company has incurred expenses of approximately $92,000 during the year ended December 31, 2022 (2021: $100,000), relating to these consulting services.

18.           POST BALANCE SHEET EVENTS

On March 31, 2023, the Company entered into securities purchase agreements with certain accredited and institutional investors, including Dr. Ray Prudo, the Company’s Chairman, providing for the issuance of an aggregate of 26,666,667 ADSs in a registered direct offering at $0.15 per ADS, resulting in gross proceeds of approximately $4.0 million. The Company paid an aggregate of approximately $0.5 million in placement agent fees and expenses.

19.           ULTIMATE CONTROLLING PARTY

The directors do not believe that there is an ultimate controlling party of the Group.

60